Exhibit 10.53

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of February 7, 2023 by and among (i) Vincent Camuto LLC, a Connecticut limited liability company (“Camuto”), and DBI Brands Management LLC, an Ohio limited liability company (“IP Buyer” and, solely to the extent contemplated by Section 1.7, together with Camuto, “Buyer”), and (ii) Wolverine World Wide, Inc., a Delaware corporation (“WWW”), Keds, LLC, a Massachusetts limited liability company, SR Holdings, LLC, a Delaware limited liability company, Wolverine Outdoors, Inc., a Michigan corporation, and Wolverine Distribution, Inc., a Delaware corporation (collectively, together with WWW, “Sellers” and each, a “Seller”). Capitalized terms used in this Agreement and not otherwise defined have the meanings given to them in Exhibit A.
1.WWW and certain of its Affiliates own and operate the worldwide business of designing, having manufactured by third parties, licensing, marketing, distributing and selling footwear and accessories under the brands Keds® and PRO-Keds®, including retail, wholesale and e-commerce operations related thereto (the “Business,” and the e-commerce portion of the Business, the “E-Comm Business”);
2.This Agreement is entered into in order to effect the acquisition by Buyer from Sellers of the Business and the Purchased Assets, the assumption by Buyer of the Assumed Liabilities, and the consummation of the transactions contemplated herein (the “Transactions”);
3.Pursuant to Section 1.7, Buyer is designating its Affiliate, DBI Brands Management LLC, an Ohio limited liability company, to acquire the Assigned IP;
4.Following Closing, WWW or its Affiliates will perform certain transition services for Buyer pursuant to the TSA, including with respect to the E-Comm Business, subject to the terms and conditions of the TSA; and
5.Concurrently with the execution of this Agreement: (i) certain Business Employees have entered into an employment letter agreement with Buyer under which such individuals would become employees of Buyer or an Affiliate at the Transfer Time, contingent upon Closing having occurred and the individuals remaining employed by WWW or one of its Affiliates as of the Transfer Time; (ii) WWW and Designer Brands Inc. have executed a non-binding letter of intent pursuant to which Designer Brands Inc. will license the Hush Puppies brand from WWW for footwear in the United States and Canada and purchase certain inventories of Hush Puppies from WWW, pursuant to definitive documentation executed on or before March 31, 2023 and consummated on or about July 1, 2023; and (iii) in a separate, ordinary course transaction, WWW will sell to Designer Brands Inc., of one or more of its Affiliates, and such entity or entities will purchase from WWW, approximately $45,000,000 of finished product footwear of the following brands: Bates, CAT, Chaco, Harley Davidson, Hy-Test, Merrell, Saucony, Sperry, Wolverine, Kids and Hush Puppies.
ACCORDINGLY, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:
1.SALE OF PURCHASED ASSETS AND ASSUMPTION OF ASSUMED LIABILITIES.
1.aPurchased Assets. On the terms and subject to the conditions set forth in this Agreement, at Closing and effective as of the Effective Time, Buyer will purchase from Sellers, and Sellers will sell, convey, assign, transfer and deliver to Buyer, all of Sellers’ right, title and interest, as of the Effective Time, in and to the Purchased Assets.
1.bExcluded Assets. Sellers will retain, and Buyer will not acquire, the Excluded Assets.
1.cAssumed Liabilities. At Closing, as additional consideration for the Purchased Assets, Buyer will assume (a) the Accounts Payable; (b) executory liabilities and obligations under the Assigned

Contracts, but only to the extent that such liabilities and obligations are required to be performed after the Effective Time, were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Sellers or any of their Affiliates on or prior to Effective Time and (c) executory obligations under the Shared Contracts, but only to the extent related to the Business Obligations, are required to be performed after the Effective Time, were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Sellers or any of their Affiliates on or prior to the Effective Time (collectively, the “Assumed Liabilities”).
1.dExcluded Liabilities. Sellers will retain, and Buyer will not assume, the Excluded Liabilities.
1.eCash Purchase Price; Adjustment. The cash purchase price (the “Cash Purchase Price”) for the Purchased Assets, on a debt-free, cash-free basis, is equal to the sum of the following: (i) $82,017,574, plus (or minus if such number is negative) and (ii) the Net Inventory Adjustment Amount. At least two Business Days prior to Closing, WWW will deliver to Buyer a statement (the “Estimated Closing Statement”), together with reasonable supporting documentation, setting forth WWW’s good faith estimate of the Net Inventory, the resulting Net Inventory Adjustment Amount, in each case, as of the Effective Time and calculated in accordance with the terms of this Agreement, and WWW’s resulting calculation of the estimated Cash Purchase Price based on the foregoing (such amount, the “Estimated Cash Purchase Price”). The Estimated Cash Purchase Price will be used for purposes of determining payments due at Closing and will be subject to adjustment post-Closing pursuant to Section 1.6.
1.fCash Purchase Price Adjustment.
(i)Within 150 days following the Closing Date, Buyer will prepare and deliver to WWW a statement (the “Closing Statement”) setting forth Buyer’s calculation of the Net Inventory and the resulting Net Inventory Adjustment Amount, in each case, as of the Effective Time and calculated in accordance with the terms of this Agreement, and Buyer’s calculation of the Cash Purchase Price based on its calculation of the Net Inventory Adjustment Amount. If WWW objects to the Closing Statement, it will notify Buyer in writing as promptly as practicable (but in any event within 45 days following delivery), setting forth in reasonable detail the basis for its objection(s) and its proposed modifications (the “Objection Notice”). If WWW fails to timely object to the Closing Statement, the parties will be deemed to have approved the Closing Statement and the parties will proceed as provided in Section 1.6(b). If WWW timely objects to the Closing Statement, the parties will attempt to resolve the disputed items in good faith. If complete resolution has not been reached within 20 days (or such longer period as may be mutually agreed by the parties), either Buyer or WWW may submit the remaining disputed items to Grant Thornton LLP or other regional independent accounting firm mutually selected by Buyer and WWW (the “Neutral Accountant”), who will be mutually engaged by the parties. The parties will instruct the Neutral Accountant that the scope of its review and authority is limited to resolving the disputed items submitted to it. The Neutral Accountant will resolve the disputed items in accordance with the terms (including the applicable definitions) of this Agreement. The Neutral Accountant will not assign a value to any disputed item greater than the highest value for such item claimed by either party in the Closing Statement or the Objection Notice, or less than the lowest value for such item claimed by either party in the Closing Statement or the Objection Notice. Buyer, on the one hand, and WWW, on the other hand, will each have the opportunity to make a written submission and a rebuttal of the other party’s submission to the Neutral Accountant. The parties will use commercially reasonable efforts to cause the Neutral Accountant to complete its determination of the disputed items within 30 days after its engagement. The Neutral Accountant will deliver a written opinion setting forth its determination of the Cash Purchase Price, which will be final, binding, non-appealable and will be used in computing the amount of any adjustment to the Estimated Cash Purchase Price pursuant to Section 1.6(b). The fees and expenses of the Neutral Accountant will be allocated between Buyer and Sellers based upon the percentage of the contested amount submitted to the Neutral Accountant that is ultimately awarded to Buyer, on the one hand, or Sellers, on the other hand, such that Buyer bears a percentage of such fees and expenses equal to the percentage of the contested amount awarded to WWW and WWW bears a percentage of such fees and expenses equal to the percentage of the contested amount awarded to Buyer. For example, if the total amount of the disputed items originally submitted to the Neutral Accountant equal $1,000 and the Neutral

Accountant awards $600 in favor of WWW’s position, 60% of the fees and expenses of the Neutral Accountant would be borne by Buyer and 40% of the fees and expenses of the Neutral Accountant would be borne by Sellers.
(ii)Upon the final determination of the Cash Purchase Price, if the final Cash Purchase Price is greater than the Estimated Cash Purchase Price, then Buyer will pay such difference to WWW, as payee agent for Sellers. If the final Cash Purchase Price is less than the Estimated Cash Purchase Price, then WWW, for and on behalf of Sellers, will refund such difference to Buyer. Payment will be made within five Business Days following the final determination of the Cash Purchase Price by wire transfer of immediately available funds.
1.gBuyer Designated Transferees. At least two Business Days prior to Closing, Buyer may deliver written notice to Sellers designating one or more of its Affiliates (whether or not existing as of the date hereof) as a “Buyer Designated Transferee,” which notice will set forth (a) the name, address of principal place of business and jurisdiction of incorporation or organization of each Buyer Designated Transferee, (b) which Purchased Assets will be purchased by each Buyer Designated Transferee and (c) which Assumed Liabilities will be assumed by each Buyer Designated Transferee. In accordance with such notice, (x) Buyer will be deemed to have assigned, delegated and transferred its rights and obligations with respect to the acquisition of such Purchased Assets and assumption of such Assumed Liabilities to the applicable Buyer Designated Transferee, (y) such Buyer Designated Transferee will be deemed a “Buyer” for all purposes of this Agreement relating to the acquisition of the applicable Purchased Assets and the assumption of the applicable Assumed Liabilities and (z) each reference to “Buyer” in connection therewith will automatically be deemed to be a reference to such Buyer Designated Transferee; provided, however, that no such designation will relieve Buyer of any of its obligations under this Agreement to the extent not performed by such Buyer Designated Transferee. Buyer hereby designates IP Buyer as a Buyer Designated Transferee to purchase the Assigned IP and assume the Assumed Liabilities related to such Purchased Assets.
1.hAccounting Principles. The Estimated Closing Statement and the Closing Statement, and the determinations and calculations contained in each of them, will be prepared and calculated in accordance with the Accounting Principles.
1.iWithholding Tax. Buyer and/or its agent may deduct and withhold from any consideration or amounts otherwise payable to any Person pursuant to this Agreement any amounts required to be deducted and withheld under applicable Tax Law. Each of the Sellers and any Person to whom any consideration or other amounts are payable shall have delivered to the Buyer a properly executed IRS Form W-9, together with any other tax forms reasonably requested by the Buyer that would permit the Parties to avoid or reduce withholding on the Purchase Price or any other payment made hereunder. The Parties agree to cooperate with one another and use reasonable efforts to avoid or reduce withholding or similar obligations in respect of any payment made by the Buyer to any Person hereunder. To the extent that amounts are so deducted or withheld, the deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
2.CLOSING.
1.aClosing Date; Effective Time. The consummation of the Transactions (the “Closing”) will take place via electronic exchange of .pdf documents at 10 a.m. Eastern Time on February 7, 2023, to be effective as of 11:59 p.m. Eastern Time on February 4, 2023 (the “Effective Time”), assuming that the conditions set forth in Section 2.3 have been satisfied or waived as of February 7, 2023 (other than those conditions which by their nature are to be satisfied at Closing, which conditions must be satisfied at Closing unless waived). If the conditions set forth in Section 2.3 have not been satisfied or waived as of February 7, 2023 (other than those conditions which by their nature are to be satisfied at Closing, which conditions must be satisfied at Closing unless waived), then Closing will occur within three Business Days following the satisfaction or waiver of such conditions and the Effective Time will be 11:59 p.m. Eastern Time on the date Closing occurs, or on such other date or time as may be mutually agreed by the parties. Following the Effective Time, the Business will be operated for the benefit of Buyer (the economic effect of which, expressed as dollar value, the “Interim Period Benefit”). If the Interim Period Benefit is not delivered to Buyer pursuant to the terms of the TSA or otherwise, Buyer may include a line item for the Interim Period Benefit in the Closing Statement and, subject to the review, objection and resolution procedures of Section 1.6, the parties shall include the resulting amount thereof in the final determination of the Cash Purchase Price.
1.bClosing Deliveries.
(i)At Closing, Buyer will pay the Estimated Cash Purchase Price to WWW (as payee agent for Sellers) by wire transfer of immediately available funds. In addition, Buyer will deliver to Sellers: (i) an executed assignment and assumption agreement, in substantially the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”); (ii) an executed copy of the TSA; (iii) an executed copy of the Patent Assignment; (iv) an executed copy of the Trademark Assignment; (v) an executed copy of the Copyright Assignment; (vi) an executed copy of the Domain Name Assignment; (vii) an executed copy of the Intellectual Property Assignment; and (viii) such other documents as may be reasonably requested by Sellers.
(ii)At Closing, Sellers will deliver to Buyer (i) an executed copy of the Assignment and Assumption Agreement and an executed bill of sale in substantially the form attached hereto as Exhibit C (the “Bill of Sale”); (ii) evidence of the release of Liens on the Purchased Assets (other than Permitted Liens) in customary form reasonably acceptable to Buyer; (iii) a completed, valid and duly executed IRS Form W-9 executed by each Seller; (iv) an executed copy of the TSA; (v) an executed copy of the Patent Assignment; (vi) an executed copy of the Trademark Assignment; (vii) an executed copy of the Copyright Assignment; (viii) an executed copy of the Domain Name Assignment; (ix) an executed copy of the Intellectual Property Assignment; and (x) any other documents as may be reasonably requested by Buyer.
1.cConditions to Closing.
(i)Conditions of Buyer. Buyer’s obligation to consummate the Transactions and to take the other actions required to be taken by Buyer at Closing is subject to the satisfaction, at or before Closing, of each of the following conditions (any of which, except as prohibited by Law, may be waived in writing by Buyer, in whole or in part):
(1)The representations and warranties set forth in Article 3, individually and collectively, must be accurate in all but de minimis respects, in the case of the Fundamental Representations or each representation and warranty qualified by materiality or “Business Material Adverse Effect,” and accurate in all material respects as to all other representations and warranties, in each case both as of the date of this Agreement and as of the Closing Date as if made again on the Closing Date immediately preceding Closing, except for a representation or warranty made as of a specific date or for a particular period, the accuracy of which will be determined as of such specific date or for such particular period;
(2)Sellers must have performed and complied with, in all material respects, their respective covenants, agreements and obligations under this Agreement and the other Transaction Documents required to be performed or complied with before Closing;
(3)No Business Material Adverse Effect must have occurred;
(4)Sellers must have delivered to Buyer a certificate dated as of the Closing Date certifying that the conditions set forth in (i), (ii) and (iii) above have been satisfied;
(5)There must not be an Action pending or threatened that would be reasonably likely to result in a material Loss to Buyer, the Business or the Purchased Assets if the Transactions were consummated; and

(6)Sellers must have delivered to Buyer the documents set forth in Section 2.2(a) in the form specified or otherwise in form reasonably acceptable to Buyer.
(ii)Conditions of Sellers. Sellers’ obligation to consummate the Transactions and to take the other actions required to be taken by Sellers at Closing is subject to the satisfaction, at or before Closing, as applicable, of each of the following conditions (any of which, except as prohibited by Law, may be waived in writing by WWW, in whole or in part):
(1)The representations and warranties set forth in Article 4, individually and collectively, must be accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made again on the Closing Date immediately preceding Closing, except for a representation or warranty made as of a specific date or for a particular period, the accuracy of which will be determined as of such specific date or such particular period;
(2)Buyer must have performed and complied with, in all material respects, its covenants, agreements and obligations under this Agreement and the other Transaction Documents required to be performed or complied with prior to Closing;
(3)Buyer must have delivered to Sellers a certificate, dated as of the Closing Date, certifying that the conditions set forth in (i) and (ii) above have been satisfied; and
(4)Buyer must have delivered the documents required by Section 2.2(b) in the form specified or otherwise in form reasonably acceptable to Sellers.
1.dTermination. This Agreement may be terminated by written agreement of Buyer and WWW or by written notice given before or at Closing:
(i)By Buyer, on one hand, or WWW, on the other hand, if a breach of a representation, warranty, covenant or agreement in this Agreement has been committed by the other party or parties that constitutes a failure of a condition contained in Section 2.3, which has not been waived or cured to the reasonable satisfaction of the non-breaching party or parties within 10 Business Days following the delivery of written notice of such breach; provided, that neither party may exercise any right to terminate this Agreement pursuant to this Section 2.4(a) if it or any of its Affiliates that is party to this Agreement is then in material breach of any provision of this Agreement;
(ii)By Buyer, on one hand, or WWW, on the other hand, if Closing has not occurred (other than through the failure of the party seeking to terminate this Agreement to comply with its obligations under this Agreement or another Transaction Document) on or before 11:59 p.m. Eastern Time on February 10, 2023, or such later date as Buyer and WWW may agree in writing; and
(iii)By Buyer, on one hand, or WWW, on the other hand, if (i) a Governmental Body has issued a final nonappealable Order enjoining or otherwise prohibiting the consummation of the Transactions or (ii) a Law is enacted following the date of this Agreement preventing the consummation of the Transactions; provided, that, the right to terminate this Agreement under this Section 2.4(c) will not be available to a party if the failure of such party (or any of its Affiliates that is a party to this Agreement) to fulfill any obligation under this Agreement is the primary cause of the issuance of such Order or the enactment of such Law.
1.eEffect of Termination. If this Agreement is properly terminated pursuant to Section 2.4, the obligations of the parties under this Agreement will terminate, except as provided in this Section 2.5 and except for the provisions of Article 7, which will survive any such termination. If this Agreement is terminated by a party because of a willful or intentional breach of this Agreement by another party or parties or because one or more of the conditions to the terminating party’s or parties’ obligations under this Agreement is not satisfied as a result of a willful or intentional failure of another party or parties to comply with its obligations under this Agreement or another Transaction Document, the terminating party’s right to pursue available rights and remedies in respect of such breach or failure will survive termination.
3.REPRESENTATIONS AND WARRANTIES OF SELLERS.
As of the date of this Agreement and, except as expressly otherwise noted, on the Closing Date immediately before Closing, Sellers, jointly and severally, represent and warrant to Buyer the following:
1.aOrganization, Power and Qualification. Each Seller is an entity duly organized, validly existing and in good standing under the laws of the state of its organization. Each Seller has the required power, authority, qualifications and authorizations to own, lease and operate the properties and assets used by it in the Business and to carry on the Business in the manner as it is now being conducted. Each Seller is duly authorized, qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction where it is required to be so qualified, except those jurisdictions where the failure to be so qualified would not be material to the Business.
1.bAuthorization. Each Seller has full power and authority to enter into this Agreement and the other Transaction Documents to which such Seller is (or will be) a signatory, and to consummate the Transactions. This Agreement and the other Transaction Documents to which a Seller is (or will be) a signatory and the consummation by such Seller of the Transactions (a) have been (or will be) duly and validly authorized by all requisite company action on the part of such Seller, (b) have been (or will be) duly and validly executed and delivered by such Seller, and (c) this Agreement and such other Transaction Documents constitute (or will upon execution and delivery constitute) a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights of creditors generally and except as enforceability is subject to the application of general principles of equity (regardless of whether considered in an Action in equity or at law) (collectively, the “Enforceability Exceptions”). No further action on the part of a Seller is necessary to authorize or approve the execution delivery and performance of this Agreement or another Transaction Document or to consummate the Transactions.
1.cNo Conflicts; Consents.
(i)No Seller or any of its Affiliates is subject to any Order or Law which would prevent the consummation of the Transactions. No Action is pending or, to Sellers’ Knowledge, threatened against any Seller or any of its Affiliates which would enjoin or delay the Transactions. Assuming the accuracy of the representations and warranties given by Buyer in Section 4.3, no consent, approval or authorization of or declaration, filing or registration by any Seller or any of its Affiliates with any Governmental Body is required in connection with the execution, delivery and performance of this Agreement by any Seller or the consummation by any Seller of the Transactions.
(ii)The execution, delivery and performance by each Seller of this Agreement and the other Transaction Documents to which such Seller is (or will be) a party and the consummation of the Transactions, do not: (i) violate or conflict with any provision of any organizational documents of such Seller; (ii) violate or conflict with any Order or Law applicable to such Seller or any of its Affiliates, the Business or the Purchased Assets; (iii) except as set forth on Schedule 3.3, conflict with, or result in (with or without notice or lapse of time or both) a violation, breach or default of, or give rise to a right of termination, cancelation, acceleration or modification of any obligation (with or without the giving of notice or the lapse of time or both) or loss of any benefit under, an Assigned Contract or any Business Rights; or (iv) result in the creation or imposition of a Lien on the Purchased Assets.
1.dFinancial Statements; Undisclosed Liabilities; Inventory.
(i)Schedule 3.4(a)(1) sets forth the unaudited consolidated balance sheet of the Business and the related statements of income of the Business as of and for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021 (the “Financial Statements”). Except as set forth on Schedule

3.4(a)(2), the Financial Statements, are based upon the financial statements and books and records of Sellers and their Affiliates and fairly present, in all material respects, the financial condition of the Business or, in the case of consolidating financial information, segments of the Business, as of the dates indicated therein and the results of the operations of the Business or, in the case of consolidating financial information, segments of the Business, for the periods covered thereby. Each of the Financial Statements has been prepared in accordance with GAAP, except as set forth in Schedule 3.4(a)(3), applied on a consistent basis throughout the periods covered thereby, subject to normal and recurring year-end adjustments (all of which are expected to be consistent with past practice and not, individually or in the aggregate, material in nature or amount) and the absence of notes. The (A) Financial Statements were prepared for the purpose of this Agreement, (B) Business was not conducted on a stand-alone basis as a separate entity during the time period indicated in the Financial Statements, and (C) Financial Statements include allocations and estimates not necessarily indicative of the costs that would have resulted if the Business had been operated and conducted on a stand-alone basis as a separate entity during such periods.
(ii)The income statements included in the Financial Statements are composed of only the income statements, for the applicable periods, of the US Wholesale, Canada Wholesale, E-Commerce, International and Kids operating units of the Business.
(iii)The books and records of the Business (i) have been kept in the ordinary course consistent with past practice, (ii) have been maintained in all material respects in compliance with GAAP and with Sellers’ applicable accounting requirements, (iii) are true and complete in all material respects and (iv) correctly and accurately reflect, in all material respects, all material dealings and transactions in respect of the Business.
(iv)Since January 1, 2020, no Seller has received any written complaint or claim regarding a material aspect of their accounting policies or methods or internal accounting controls, including any such complaint or claim that such person has engaged in questionable accounting or audit practices, in each case, that relate to the Business. Since January 1, 2020, no Seller has identified or been advised by WWW’s auditors of any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a roles in Sellers’ internal controls over financial reporting with respect to the Business or the Purchased Assets.
(v)No Seller has any liability with respect to the Business of any nature, including those that would be required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities (i) that are disclosed or reserved against in the most recent balance sheet included in the Financial Statements, (ii) that have been incurred in the ordinary course of business since such date (none of which is a liability for a material breach of an Assigned Contract or violation of Law or that are, individually or in the aggregate, material to the Business (taken as a whole)), (iii) that are contractual liabilities or obligations, other than those arising due to a material breach or default by a Seller of such contract, (iv) that are Excluded Liabilities, or (v) that are other liabilities which would not, individually or in the aggregate, be material to the Business, taken as a whole.
(vi)Except as set forth on Schedule 3.4(f), all of the Inventory (i) consists of a quantity and quality that is usable and salable in the ordinary course of business consistent with past practice, (ii) is not defective or damaged, (iii) is merchantable and fit for its intended use and (iv) is stated in the Financials Statements at the lower of cost or net realizable value in accordance with GAAP, in the case of each of clauses (i) through (iii), subject only to the reserves or write downs reflected in the Financial Statements.
(vii)All trade accounts payable of the Business have arisen in the ordinary course of business.
1.eBusiness Operations. Since January 1, 2022 until the date of this Agreement, except as set forth in Schedule 3.5, (x) the Business has been conducted in the ordinary course consistent with past practice, (y) no Business Material Adverse Effect has occurred or is reasonably expected to occur and (z) with respect to the Business or the Purchased Assets, no Seller has:

(i)(A) hired, promoted, demoted or terminated (other than for cause) any Business Employee, except in the ordinary course of business with respect to any non-officer Business Employee whose annual base salary is less than $150,000, (B) other than in the ordinary course of business or as mutually agreed between Buyer and Sellers, internally transferred or otherwise altered the duties and responsibilities of any employee of Seller or any of its Affiliates in a manner that affects whether such employee is or is not classified as a Business Employee or (C) increased or promised to increase the amount of, or accelerated the vesting or timing of payment of, compensation or other benefits payable or provided to any current or former Business Employee or other individual service provider of the Business (except, with respect to employees whose annual base salary is less than $150,000, for increases in salary or hourly wage rates in the ordinary course of business consistent with past practice but in any event not to exceed 3% of annual base salaries in the aggregate or 5% of annual base salary for any individual);
(ii)made, changed, or revoked any Tax election or settle or compromise any claim with respect to Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or amended any Tax Return, in each case, to the extent relating to the Purchased Assets or the Business;
(iii)knowingly waived any material claims or rights of material value that constitute Purchased Assets other than waivers granted in the ordinary course of business;
(iv)with respect to the Business changed its practices with respect to, or delayed payment of, any Accounts Payable, in any material respect and outside of the ordinary course of business;
(v)terminated or failed to renew the coverage of any insurance policy other than in connection with annual renewals in the ordinary course of business; or
(vi)agreed, authorized or committed to do any of the foregoing.
1.fMaterial Contracts and Shared Contracts.
(i)Schedule 3.6(a) sets forth, as of the date of this Agreement, a list of each of the following Contracts (other than (x) completed purchase or sales orders entered into in the ordinary course of business and (y) Contracts for services that will be provided under the TSA) that relate to the Business, the Purchased Assets or the Assumed Liabilities (or which otherwise constitute an Assigned Contract) and to which any Seller or any of its Affiliates is a party or by which any Seller, any of its Affiliates or any of the properties or assets of any Seller or any of its Affiliates is bound:
(1)any Contract that provides for (A) payments by any Seller or any of its Affiliates of more than $150,000 or (B) payments to any Seller or any of its Affiliates of more than $150,000, in each case in any 12-month period that includes the date of this Agreement and which is not terminable on 90 days or less notice, in each case, other than the Contracts disclosed under subsection (vi) of this Section 3.6(a);
(2)any Contract between or among any Seller and any other Seller or any Affiliate of a Seller, other than intercompany royalty and sourcing fee arrangements and arrangements for corporate overhead services, in each case, that will not be included in the Purchased Assets or Assumed Liabilities;
(3)any Contract that provides for the sale of any material Purchased Assets other than in the ordinary course of business;
(4)any Contract that provides for a joint venture, strategic alliance, partnership, technology collaboration or sharing of profits or proprietary information (other than nondisclosure agreements entered into in the ordinary course of business);

(5)any Contract that relates to the acquisition of any business, a material amount of stock, equity or assets of any Person (other than inventory in the ordinary course of business) or any real property (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which a Seller still has any obligations;
(6)any Contract with a sales agent, distributor, licensee, franchisee, dealer, or similar representatives engaged in the sale of products, including letters of credit or similar instruments provided to any Seller or its Affiliates by any such Persons;
(7)any Contract that contains any (A) non-competition, non-solicitation or similar limitation that restricts or purports to restrict any Seller or any of its Affiliates from competing in any line of business or with any Person or in any geographic area or (B) any exclusive rights, rights of refusal or rights of first negotiation (or similar rights), rights of manufacture, minimum purchase or “take or pay” requirements or “most favored nation” provisions;
(8)any Contract that relates to or otherwise reflects a settlement or other resolution of any Action that is or was pending or threatened within the last five years or otherwise provides for ongoing obligations of, or restrictions on, the Business as currently conducted;
(9)any Contract with a Material Customer or Material Vendor;
(10)any Contract with a licensee, manufacturer, contractor or subcontractor engaged in the manufacturing of products (a “Manufacturer”);
(11)any collective bargaining agreement or other Contracts with any labor union or employee representative organization; or
(12)any Contract that (A) is with any officer, employee or other individual service provider providing annual base salary in excess of $100,000 (other than any “at-will” contract that may be terminated by a Seller or its Affiliates without liability upon thirty (30) days’ or less advance notice) or (B) provides for change in control, retention or severance payments.
(ii)Schedule 3.6(b) sets forth, as of the date of this Agreement, a list of each Contract set forth on Schedule 3.6(a) and other each Contract (other than any Contract for services that will be provided under the TSA) that relates to both the Business and any retained business of the Sellers or any of their Affiliates. Contracts disclosed or required to be disclosed on Schedule 3.6(a) are hereafter referred to as the “Material Contracts” and Contracts disclosed or required to be disclosed on Schedule 3.6(b) are hereafter referred to as the “Shared Contracts”).
(iii)Each Material Contract that is an Assigned Contract is valid and binding on the applicable Seller and, to Sellers’ Knowledge, each other party thereto, and in full force and effect in accordance with its terms. Each Material Contract that is an Assigned Contract is enforceable against the applicable Seller and, to Sellers’ Knowledge, each other party thereto, subject to the Enforceability Exceptions. Each Seller, and to Sellers’ Knowledge, each other party thereto, has performed, in all material respects, its obligations under each Material Contract that is an Assigned Contract to which it is a party and is not (with or without notice or lapse of time or both) in material default or breach thereunder or in receipt from any counterparty thereto of a written notice of any pending claim against any Seller or any of its Affiliates for material damages or indemnification with respect to any Material Contract that is an Assigned Contract. No event or condition has occurred that constitutes or with the passage of time or the giving of notice or both would reasonably be expected to constitute a material default or breach by any Seller or any of its Affiliates under a Material Contract that is an Assigned Contract (including by virtue of consummating the Transactions), subject to receipt of the consents identified in Schedule 3.3. No Seller or any of its Affiliates has received any written, or to Sellers’ Knowledge, oral, notice from any Person that such Person intends to terminate, or not renew, any Material Contract that is an Assigned

Contract. Sellers have made available to Buyer a true, correct and complete copy of each written Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) and a true, correct and complete description of any oral Material Contract.
1.gCustomers. Schedule 3.7 lists the 10 largest wholesale customers and 10 largest international distributors or licensees engaged in the sale of the products of the Business (in each case based on total revenues received from such customers, distributors or licensees) for the 12-month periods ended December 31, 2022 and December 31, 2021 (such customers, the “Material Customers”). From January 1, 2022 through the date of this Agreement, and subject to the last sentence of this Section 3.7, Sellers have not received any written, or to Sellers’ Knowledge any other, notice from any Material Customer stating that such Material Customer will in the future cease in its entirety its purchase of products or services from the Business, materially reduce its purchase of products or services from the Business, or otherwise alter in a material and adverse manner its relationship with the Business (in each case, other than reductions or fluctuations in the ordinary course of business, resulting from supply chain disruptions or COVID or as contemplated in existing Contracts). Notwithstanding the foregoing, no representation or warranty is made with respect to the impact on or response by any customer or distributor as a result of the identity of Buyer or the announcement or consummation of the Transactions.
1.hVendors. Schedule 3.8(i) lists the five largest vendors to the Business based on the total amount purchased from vendors for the 12-month period ended December 31, 2022 (such vendors, the “Material Vendors”). Schedule 3.8(ii) sets forth a list of all Manufacturers who, as of the date of this Agreement, are in possession of any copies models, molds, lasts, forms, patterns, dies, casts, copy lathes, prototypes or samples owned by the Business. From January 1, 2022 through the date of this Agreement, and subject to the last sentence of this Section 3.8, Sellers have not received any written, or to Sellers’ Knowledge any other, notice from any Material Vendor stating that such Material Vendor will in the future cease in its entirety its supply of products to the Business, materially reduce its supply of products or services to the Business or otherwise alter in a material and adverse manner its relationship with the Business (in each case, other than reductions or fluctuations in the ordinary course of business, resulting from supply chain disruptions or COVID or as contemplated in existing Contracts). Notwithstanding the foregoing, no representation or warranty is made with respect to the impact on or response by any vendor as a result of the identity of Buyer or the announcement or consummation of the Transactions.
1.iTitle; Liens. As of Closing, Sellers will have good, valid and marketable title to the Purchased Assets, and have the right, power and authority to transfer and convey, and at Closing will convey, such title to Buyer free and clear of all Liens. No Seller or any of its Affiliates have placed any Liens that are currently in effect on any products of the Business sold by distributors or licensees.
1.jCondition and Sufficiency of Assets. The tangible Purchased Assets material to the conduct of the Business are in reasonably good operating condition and are adequate for the uses to which they are being put. The Purchased Assets, taken as a whole, are not in need of material maintenance or repairs (except for routine maintenance and repairs in the ordinary course of business consistent with past practice), in compliance in all material respects with all applicable Laws, and fit for the ordinary purpose for which they are intended to be used. The Purchased Assets, together with (a) or any property or services required to be provided under the TSA, (b) the Shared IP and (c) any property or services set forth in Schedule 3.10, constitute all of the assets, properties, services and rights which are necessary for Buyer to conduct the Business immediately following the Closing in substantially the same manner as conducted by Sellers on the date hereof.
1.kIntellectual Property.
(i)Schedule 3.11(a) contains a true and complete list of: (i) all Registered IP included in the Assigned IP, and, separately, all Registered IP included in the Shared IP, specifying as to each, as applicable: the title, mark, or design; the record owner; the jurisdiction by or in which it has been issued, registered, or filed; the issue, registration, or application serial number; the issue, registration, or filing date; the current status; and, with respect to registered Internet Properties, for each registered domain name, the registrar on or through which each such domain name is registered and the registrant and owner of each such domain name, and, for each social media site and social media account, the social media service provider name, the user name(s) (including “handles” and other names), and the public identifier(s) and/or locator(s) associated therewith; (ii) the following Unregistered IP: (A) all unfiled Patent applications included in the Assigned IP, and, separately, all unfiled Patent applications included in the Shared IP; (B) all invention disclosures included in the Assigned IP that, as of Closing Date, do not form the subject of any Patent application, and, separately, all invention disclosures included in the Shared IP that, as of Closing Date, do not form the subject of any Patent application; (C) the style names and collection names used in the past three years in connection with footwear sold by the Business; and (D) design and technical specifications for all footwear sold by the Business in the past three years; (iii) all Software included in the Assigned IP, and, separately, all Software included in the Shared IP, in each case, other than commercial off-the-shelf Software (including open source software) that is made generally and widely available to the public and is licensed to any Seller on a non-exclusive basis under standard terms and conditions and has a total replacement cost of less than $25,000 per year; and (iv) all Licensed IP included in the Assigned IP, and, separately, all Licensed IP included in the Shared IP, in each case, other than Software scheduled pursuant to Section 3.11(a), hereof. Except with respect to Registered IP and associated fees, payments and filings that the Business intentionally determined not to make in the ordinary course of business, all previously required fees, payments, and filings have been timely paid to and filed with the relevant Governmental Bodies and authorized registrars, and, with respect to the Registered IP included in the Assigned IP, all fees, payments, and filings due within ninety (90) days after the Closing Date have been duly made at least as of the Closing Date. Except as set forth on Schedule 3.11(a), Sellers have all right, power, and authority (and, as applicable, have obtained all consents, approvals, and authorizations) to grant Buyer all of Sellers’ rights, licenses, and interests in and to any and all Licensed IP forming the subject of either the Assigned IP or the TSA, as applicable, in each case, free and clear of all Liens (other than Permitted Liens). Except as set forth on Schedule 3.11(a), the Registered IP included in the Assigned IP and the Shared IP is subsisting, valid, and enforceable (other than that which consists of applications that have not yet given rise to any enforceable rights), and is in good standing and in full force and effect. Except as set forth on Schedule 3.11(a), the Sellers are the sole and exclusive legal and beneficial and record (except where the failure to hold record ownership is not material to the Business, taken as a whole) owners of all rights, titles, and interests in and to the Registered IP included in the Assigned IP and the Shared IP (except for any Licensed IP which is included in either the Assigned IP or the Shared IP, and in which Sellers (or, as applicable, their respective Affiliates) hold any license or sublicense rights granted by any other Persons).
(ii)Schedule 3.11(b) contains a true and complete list of all material IP Agreements used in the Business as currently conducted, specifying as to each, as applicable, the date, title, and parties thereto, and separately identifying the IP Agreements relating to any Licensed IP included in either the Assigned IP or the Shared IP, in each case, other than commercial off-the-shelf Software (including open source software) that is made generally and widely available to the public and is licensed to any Seller on a non-exclusive basis under standard terms and conditions and has a total replacement cost of less than $25,000 per year (the IP Agreements set forth on or required to be set forth on such schedule, the “Scheduled IP Agreements”). Except as set forth on Schedule 3.11(b), the Sellers have provided Buyer with true and complete copies of all Scheduled IP Agreements, including all modifications, amendments, and supplements thereto and waivers thereunder. Each IP Agreement that has not expired or terminated in accordance with its terms is valid and binding on the parties thereto in accordance with its terms and is in full force and effect. Neither the Sellers, nor, to the Sellers’ Knowledge, any other party, is in breach of or default under, or has provided or received any written (or, to Sellers’ Knowledge, oral) notice of breach of or default under any IP Agreement, or has communicated in writing (or, to Sellers’ Knowledge, orally) an intention to terminate (including by non-renewal), any Scheduled IP Agreement.
(iii)Schedule 3.11(c) contains a true and complete list of all Orders and known pending or, to Sellers’ Knowledge threatened, Actions that, in each case, relate to any alleged infringement, misappropriation, or violation of any Assigned IP or Shared IP that, in each instance, (i) occurred within the past five years or (ii) is material to the conduct of the Business, whether as formerly conducted during the past three years or as currently conducted. Schedule 3.11(c) contains a true and complete list of Orders, Contracts or known pending or, to Sellers’ Knowledge threatened, Actions (excluding Actions arising in the context of prosecution of Trademark applications and registrations in the ordinary course of business that are not oppositions, cancellations, revocations, or reviews associated with registrations) that occurred within the past five years and that in each case, restrict, limit, prohibit, or impair: (A) the conduct of the Business, whether as formerly conducted during the past three years or as currently conducted; (B) any right to use, register, or enforce any Assigned IP or Shared IP in connection with the Business, whether as formerly conducted during the past three years or as currently conducted; or (C) any right to challenge the use, ownership, legality, validity, patentability, registrability, or enforceability of any Intellectual Property of any Person. Except as set forth on Schedule 3.11(c), the use or other exploitation of Unregistered IP included in the Assigned IP in the conduct of the Business as formerly conducted during the past three years or as currently conducted, in each case, taking into account content, scope and scale has not infringed, misappropriated, or violated, and as currently conducted does not infringe, misappropriate, or violate any Intellectual Property of any Person. Except as set forth on Schedule 3.11(c), in the past five years, Sellers have not received any written (or, to Sellers’ Knowledge, oral) notice or other communication (including unsolicited offers for a license) from any Person claiming that any Seller or any of its Affiliates has infringed, misappropriated, or violated any Intellectual Property of any Person, in each case, in the conduct of the Business as formerly conducted during the past three years or as currently conducted. Except as set forth on Schedule 3.11(c), to Sellers’ Knowledge, no Person is currently infringing, misappropriating, or violating any Assigned IP or any Shared IP. Except as set forth on Schedule 3.11(c), in the past five years, neither the Sellers nor any of their respective Affiliates have communicated any written (or, to Sellers’ Knowledge, oral) notice or other communication (including unsolicited offers for a license) to any Person alleging any infringement, misappropriation, or violation by any Person of any Assigned IP or any Shared IP. Except as set forth on Schedule 3.11(c), there are no known pending or, to Sellers’ Knowledge threatened, Actions (including any opposition, cancellation, revocation, review, or other proceeding but excluding any such Actions arising in the context of prosecution of Trademark applications and registrations in the ordinary course of business), whether settled or, to Sellers’ Knowledge, threatened in the past five years, or currently pending or, to Sellers’ Knowledge, threatened: (i) alleging any infringement, misappropriation, or other violation by any Seller or any of its Affiliates of the Intellectual Property of any Person, in each case, in the conduct of the Business, whether as formerly conducted during the past three years or as currently conducted; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Assigned IP or any Shared IP; (iii) challenging any Seller’s or any of its Affiliates’ rights, titles, or interests in or to any Assigned IP or any Shared IP; or (iv) in which any Seller or any of its Affiliates alleges or had alleged any infringement, misappropriation, or other violation by any Person of any Assigned IP or any Shared IP.  Except as set forth on Schedule 3.11(c), to Sellers’ Knowledge, there are no facts or circumstances that would reasonably be expected to give rise to any such Action that would be detrimental to the Business as currently conducted.  Except as set forth on Schedule 3.11(c), none of the Registered IP or, to Sellers’ Knowledge any other Assigned IP or Shared IP, is subject to any outstanding or, to Sellers’ Knowledge, prospective Order (including any motion or petition therefor) that does or would reasonably be expected to restrict, limit, prohibit, or impair the ownership, legality, validity, patentability, registrability, use, or enforceability of any Registered IP or, to Sellers’ Knowledge, any other Assigned IP or any Shared IP with respect to the use in the Business as currently conducted or as formerly conducted during the past three years. Except as set forth on Schedule 3.11(c), the use or other exploitation of the Registered IP in the conduct of the Business has not infringed, misappropriated, or violated, and as currently conducted does not infringe, misappropriate, or violate any Intellectual Property of any Person.
(iv)Except as set forth on Schedule 3.11(d), each Seller has taken commercially reasonable efforts to enter into binding, valid and enforceable, written Contracts with each former and current employee, independent contractor, and consultant, whereby each such employee, independent contractor, and consultant that materially contributed to the development of the Assigned IP within the past five years that grants or agrees to grant a Seller an irrevocable assignment of all rights, titles, and interests such employee, independent contractor, or consultant may have in or to any and all such Assigned IP or Shared IP (as applicable). To Seller’s Knowledge, no breach of any such Contract by any such former or current employee, independent contractor, or consultant has occurred or has been (either in writing, or, to Sellers’ Knowledge, orally) threatened. No former or current employee, independent contractor, or consultant owns any rights, titles, or interests in or to any Intellectual Property that constitutes any Assigned IP or Shared IP. No current or former shareholder, partner, member, director, officer, or employee of a Seller or of any of its Affiliates has any legal or equitable right, title, or interest in or to, or any right or license from a Seller or any of its Affiliates to use, directly or indirectly, in whole or in part, any of the Assigned IP or Shared IP. Other than Sellers (i) no Person owns (or has claimed, either in writing, or to Seller’s

Knowledge, orally) any rights, titles, or interests in or to any Registered IP (except for any Licensed IP included in the Assigned IP in which Sellers (or, as applicable, their respective Affiliates) hold any license or sublicense rights granted by any other Persons), (ii) no Person has, in the last five years, except as set forth on Schedule 3.11(c), claimed, either in writing, or to Seller’s Knowledge, orally any rights, titles, or interests in or to any Unregistered IP (except for any Licensed IP included in the Assigned IP in which Sellers (or, as applicable, their respective Affiliates) hold any license or sublicense rights granted by any other Persons), and (iii) no Person is entitled to receive, or has made any written (or, to Sellers’ Knowledge, oral) demand for, any payments, royalties, or other compensation for or in connection with any such Registered IP (except for any Licensed IP included in the Assigned IP in which Sellers (or, as applicable, their respective Affiliates) hold any license or sublicense rights granted by any other Persons).
(v)Each Seller and each of its Affiliates has taken reasonable steps to protect, preserve, and maintain the confidentiality and security of any and all non-public Assigned IP and Shared IP (including any and all non-public Trade Secrets). Except as set forth on Schedule 3.11(e), each Seller and each of its Affiliates has (i) used commercially reasonable efforts to cause all employees, independent contractors, consultants, and other Persons with access to any and all non-public Assigned IP or Shared IP (including any and all non-public Trade Secrets) to be bound by customary confidentiality obligations sufficient to protect the proprietary interests of Sellers with respect to any and all such non-public Assigned IP or Shared IP (including any and all non-public Trade Secrets); and (ii) used reasonable efforts to prevent disclosure of any and all non-public Assigned IP or Shared IP (including any and all non-public Trade Secrets) to any employee, independent contractor, consultant, and other Person who is not bound by confidentiality obligations described in the preceding clause (i) and, to the Sellers’ Knowledge, there has been no disclosure of any non-public Assigned IP or Shared IP (including any non-public Trade Secrets) to any employee, independent contractor, consultant, or other Person who is not bound by confidentiality obligations described in foregoing clause (i), and no breach of any such obligations by any such person has occurred or has been (either in writing, or, to Sellers’ Knowledge, orally) threatened.
(vi)Upon Closing and immediately thereafter, all Assigned IP will, in each case, be owned by, or licensed or sublicensed by or to, or held by Buyer in the same manner and on the same terms as such Assigned IP was owned by, or licensed or sublicensed by or to, or held by each applicable Seller immediately prior to the Closing Date, and will be free and clear of any and all Liens (other than Permitted Liens). Upon Closing, all Shared IP will be licensable or sublicensable to Buyer and its Affiliates by Sellers and their respective Affiliates, as contemplated under Section 6.17 hereof. Neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will: (i) conflict with, or result in the loss or impairment of, or payment of any additional amounts with respect to, or require the consent of any other Person in respect of, Buyer’s right to own, license, or otherwise use any Assigned IP or any Shared IP in the same manner as used by Sellers in the Business as currently conducted or as formerly conducted during the past three years, in each case, taking into account content, scope and scale; (ii) result in the loss or impairment of the validity, enforceability, registrability, priority, duration, scope, or effectiveness of any Assigned IP or any Shared IP, or otherwise trigger termination of any licensed rights therein and thereto; or (iii) require the Sellers or the Buyer (or any of Sellers’ or Buyer’s respective Affiliates) to publicly distribute, disseminate, or otherwise publish, in whole or in part, the source code of any Software included in any Assigned IP or any Shared IP, or result in any other Person being granted rights of access to, use of, or the placement in or release from escrow of, any Software or other Assigned IP or Shared IP, in each case, other than commercial off-the-shelf Software (including open source software) that is made generally and widely available to the public and is licensed to any Seller on a non-exclusive basis under standard terms and conditions and has a total replacement cost of less than $25,000 per year. Except as set forth on Schedule 3.11(f), none of the Software included in any Assigned IP or any Shared IP incorporates, is combined with, or distributed with any open source, community source, shareware, freeware, or other code in a manner that would require, or is otherwise subject to any “copyleft” or other obligation or condition that would require, the disclosure, licensing, or distribution of any source code for any other portion of such Software, or otherwise impose any limitation, restriction, or condition on the right or ability of the Buyer to own, use, license, distribute, or otherwise exploit any other portion of such Software.
(vii)Each Seller and each of its Affiliates has, in connection with the conduct of the Business, complied in all material respects with all terms of use, terms of service, and other Contracts and all associated policies and guidelines relating to their use of any social media platforms, sites, or services (collectively, “Platform Agreements”). With respect to the conduct of the Business, there are no Actions, whether settled, pending, or, to Sellers’ Knowledge threatened, alleging any (i) breach or other violation of any Platform Agreement by any Seller or any of its Affiliates; or (ii) defamation, violation of publicity rights of any Person, or any other violation by any Seller or any of its Affiliates in connection with any such Seller’s or any of its Affiliates’ use of social media.
(viii)The Assigned IP and the Shared IP, together with the rights and assets to be temporarily provided under the TSA, constitute all of the Intellectual Property of Sellers, rights, and assets that are used or held for use in the conduct of the Business as currently conducted or as formerly conducted during the past three years, in each case, taking into account content, scope and scale.
1.lEmployees.
(i)Sellers have made available at the following location in the virtual data room hosted for the Transaction: HR – Confidential – Document 1.22, titled “Keds Census Review 02.02.23 FINAL”, as of the February 2, 2023, (i) a list of the Business’s fully dedicated employees (each, a “Business Employee”) and (ii) a list of the independent contractors that are natural Persons and that provide services primarily to the Business, including, as applicable, each such individual’s job title or position, base salary or hourly wage rate, bonus opportunity, most recent bonus amount, date of hire/engagement, accrued vacation and paid-time-off, principal work location, leave status (active or inactive and the nature of any such leave) and each such Business Employee’s status as being exempt or nonexempt from the application of state and federal wage and hour laws.
(ii)No Seller, with respect to the Business, is a party to or bound by a collective bargaining agreement or relationship with any labor organization, and no labor organization has filed or made demand for recognition. No material labor dispute relating to the Business is pending or to Sellers’ Knowledge threatened, and there has not been any such labor dispute pending during the previous three years.
(iii)Each Seller, with respect to the Business, in all material respects, is in compliance with all applicable Laws pertaining to employment and employment practices, terms and conditions of employment, wrongful discharge, labor relations, equal employment, fair employment practices, fair labor standards, workers’ compensation, statutorily mandated programs (including any programs that Sellers or their Affiliates are required by statute to participate in or contribute to in respect of an employee of the Business or any beneficiary or dependent thereof and plans administered pursuant to applicable health, Tax, workplace safety insurance, workers’ compensation and employment insurance Laws), workplace safety and health Laws, payment of wages, immigration, pay equity, wage and hour, or other similar employment practices or acts, in each case, to the extent they relate to the Business or the Business Employees.
(iv)To Sellers’ Knowledge, the Manufacturers and any manufacturers engaged by licensees or distributors of the Business (the “Indirect Manufacturers”) are in compliance in all material respects with all applicable Laws respecting employment and employment practices. Sellers and their Affiliates have taken commercially reasonable steps to ensure that the Manufacturers and the Indirect Manufacturers do not utilize forced labor, indentured labor, child labor, corporal punishment or other prohibited forms of mental or physical coercion in connection with the manufacture of products for the Business, and to Sellers’ Knowledge, no Manufacturer or Indirect Manufacturer has engaged in such conduct. To Sellers’ Knowledge, no Action has been made or brought against any Manufacturers or Indirect Manufacturer that would reasonably be expected to result in material liability to the Business.
(v)Except as disclosed on Schedule 3.12(e), there is no employment-related Action pending or, to Sellers’ Knowledge, threatened, relating to the Business or any Business Employee and, to Sellers’ Knowledge, no Business Employee has committed any act or omission that would be reasonably expected to give rise to any material liability for any such violation or breach. To Sellers’ Knowledge, no allegation of sexual or other unlawful harassment has been made in writing during the past three years against any current executive-level Business Employees or former executive-level employee of the Business with respect to such employee’s work at the Business.
(vi)Except as set forth on Schedule 3.12(f), the consummation of the Transactions will not, either alone or in combination with another event, (x) entitle any Business Employee or individual independent contractor to severance pay, termination pay, separation pay, retention pay or “change-in-control” or “change-of-control” payments or (y) accelerate the time of payment or vesting, or increase the amount of compensation due any such Business Employee or independent contractor. No amounts payable in connection with the Transactions under any Employee Benefit Plan, or any other plan, agreement or arrangement, will fail to be deductible by Sellers for federal income Tax purposes by reason of Section 280G of the Code. No Employee Benefit Plan or other arrangement provides for any gross-up payment to any individual for any Tax incurred pursuant to Sections 409A, 457A or 4999 of the Code.
1.mEmployee Benefit Plans. Except as set forth on Schedule 3.13, with respect to the Business or any Business Employee, no Seller sponsors, maintains, contributes to or has any obligation to contribute to a multi-employer plan (as defined in Section 3(37) of ERISA) or defined benefit pension plan (as defined in Section 3(35) of ERISA) that in any case is subject to Section 412 of the Code or Title IV of ERISA. No Employee Benefit Plan is provided exclusively to Business Employees and no other employees of Sellers or their Affiliates. Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) in which any Business Employee participates complies in all material respects with the requirements of Section 409A of the Code. No amounts payable in connection with the Transactions under any Employee Benefit Plan, or any other plan, agreement or arrangement, will fail to be deductible by Sellers for federal income Tax purposes by reason of Section 280G of the Code. No Seller has any obligation to provide a gross-up payment to any Business Employee for any Tax incurred pursuant to Sections 409A, 457A or 4999 of the Code.
1.nActions. Except as set forth on Schedule 3.14, there is not now, and there has not in the preceding three years been, any pending or, to Sellers’ Knowledge, threatened, Action against or affecting the Business or the Purchased Assets. Sellers are not aware of any facts, circumstances or occurrences which are reasonably expected to give rise to such an Action. No Seller nor any of its Affiliates is in default under any Order affecting the Business or the Purchased Assets, and no Seller nor any of its Affiliates is party to or bound by any Order that affects the Business or the Purchased Assets in any material respect.
1.oCompliance with Laws. The operation of the Business is, and has in the past three years been, in compliance in all material respects with applicable Laws, including, but not limited to, all Laws administered by the United States Customs Service and any other applicable U.S. or foreign government customs authority (“Customs”). With respect to the Business, there are no Actions pending, or to Sellers’ Knowledge, threatened against or affecting any Seller or any of its Affiliates by Customs for duties, Taxes, fees, penalties or liquidated damages. Sellers possess all material licenses and permits necessary for the lawful operation of the Business as presently conducted and are, and during the past three years have been, in all material respects, in compliance with all such licenses and permits and have not received any written notice during the past three years alleging a violation or breach of any such licenses and permits. Schedule 3.15 sets forth a list of all such material licenses and permits as of the date of this Agreement. With respect to the Business, during the past three years, no Seller nor any of its Affiliates has made any voluntary, mandatory or directed disclosure to any Governmental Body relating to, or conducted any internal investigation for which it engaged outside counsel or a forensic accounting firm concerning, any actual, alleged or potential violation of any applicable Law relating to the Business.
1.pIllegal Payments; FCPA. No Seller or, to Sellers’ Knowledge, any officer, director, manager, agent, or employee of any Seller, or any associated person (as that term is defined by the UK Bribery Act 2010), in each case acting on behalf or for the benefit of the Business, has taken any action which would cause it, her or him to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, as amended, or any other applicable foreign anti-bribery or anti-corruption law (collectively, “Anti-Bribery Laws”). With respect to the Business, no Seller or any of its Affiliates has made or plans to make any disclosures to any Governmental Body for potential violations of Anti-Bribery Laws. No Seller or, to Sellers’ Knowledge, any officers, directors, managers, agents or employees of any Seller, or any associated person (as that term is defined by the UK Bribery Act 2010), in each case acting on behalf or for the benefit of the Business, has provided any money or other thing of value to (a) any representative of any Governmental Body or of any other entity (whether or not owned by a Governmental Body), (b) any political party or official thereof, (b) any candidate for political or political party office or (c) any other Person affiliated with any customer or prospective customer, political party or official or political office, in each case unlawfully and for the purpose of influencing any act or decision of the recipient in order to obtain or retain business or secure an improper advantage for any Seller or any of its Affiliates.
1.qPrivacy.
(i)Except as set forth in Schedule 3.17(a), with respect to the Business and the Purchased Assets, Sellers have (i) complied, in the last five years and in all material respects, with all Laws applicable to the processing of Personal Data (“Data Protection Laws”), and (ii) where required by applicable Data Protection Laws have (1) implemented and maintain written internal privacy policies and procedures regarding the processing of Personal Data, (2) implemented and maintains external-facing privacy policies and procedures regarding the processing of Personal Data that are accurate, true, and complete, appropriately disclose Sellers’ Personal Data processing activities, and, as appropriate, provide data subjects the ability to consent to, and withdraw consent from, such processing; and (3) complied at all times and in all material respects with all such external-facing policies.
(ii)Except as set forth in Schedule 3.17(b), with respect to the Business and the Purchased Assets, Sellers (i) do not, either directly or through a third party, collect, retain, or otherwise process any cardholder data or any other information that is subject to the Payment Card Industry Data Security Standard, and (ii) have complied, at all times and in all material respects, with all of their contractual obligations relating to data privacy and/or information security. With respect to the Business and the Purchased Assets, Sellers have taken appropriate measures to ensure that any third party that processes Personal Data on their behalf is subject to contractual requirements related to (1) the standard of care that the third party will implement and maintain to safeguard the confidentiality, integrity, or availability of the Personal Data, (2) the method and manner in which the third party will notify Sellers of any actual, or reasonably suspected, data incident impacting the confidentiality, integrity, or availability of the Personal Data, and (3) the remedies the third party shall provide Sellers in the event the third party is in breach of its data privacy, information security, or confidentiality obligations.
(iii)With respect to the Business and the Purchased Assets, Sellers have implemented and maintained technical, physical, organizational, and administrative security measures intended to protect and safeguard the confidentiality, integrity, and availability of Personal Data, and periodically assesses the efficiency and effectiveness thereof, including through penetration, or similar vulnerability, testing of Sellers’ information technology assets, networks, and systems used to process Personal Data. Except as set forth in Schedule 3.17(c), with respect to the Business and the Purchased Assets, to Sellers’ Knowledge, Sellers have not been subject to any (i) ransomware attack, business email compromise, data breach or other security incident that has compromised the confidentiality, integrity, or availability of Personal Data, (ii) severe adverse failure involving its information technology assets, networks, systems, property, environment, or infrastructure used to process Personal Data, or (iii) unauthorized or unlawful loss, access, acquisition, use, disclosure, or alternation of any Personal Data, in each case (x) in the last five years and (y) that had or would reasonably be expected to have a material and adverse effect on the Business or the Purchased Assets.
(iv)Except as set forth in Schedule 3.17(d), with respect to the Business and the Purchased Assets, (i) there are no pending, expected, or threatened (in writing) complaints, fines, Actions or other penalties in connection with the manner in which Sellers, or a third party on Sellers’ behalf, processes Personal Data, (ii) in the last five years, no Seller has received any subpoenas, demands, or other written notices from any Governmental Body investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Protection Law by any Seller, and (iii) no written notice, complaint, claim, enforcement action, or litigation of any kind has been served on, or to, Sellers relating to any actual or potential violation of any Data Protection Law.

(v)Except as set forth in Schedule 3.17(e), with respect to the Business, Sellers do not process, and do not otherwise retain, any type of information or data that would, in any respects, subject Sellers to the Illinois Biometric Information Privacy Act (740 ILCS 14).
(vi)The execution, delivery, and performance of this Agreement, and the consummation of the Transactions, including any transfer of Personal Data will not (i) require any additional consent or approval from any individual prior to execution, delivery, and performance, (ii) violate any applicable Data Protection Law, or (iii) violate other data privacy and information security requirements that Sellers are contractually obligated to comply with.
1.rTrade Compliance.
(i)With respect to the Business, no Seller or, to Sellers’ Knowledge, any directors, officers, managers, employees, agents or third-party representatives of a Seller, is currently or has in the last five years been: (A) a Sanctioned Person; (B) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Region; or (C) otherwise in violation of any Trade Laws. No product of the Business requires a license from any Governmental Body for sale or export to any jurisdiction or end-user that is not otherwise targeted by restrictions under Trade Laws.
(ii)With respect to the Business, Sellers maintain a compliance program reasonably expected to result in compliance with Laws prohibiting the use of forced labor and human rights abuses, including but not limited to the Uyghur Forced Labor Prevention Act and Section 307 of the Tariff Act of 1930, as amended. None of the imports or shipments of the products of the Business have, in the past five years, been seized or detained by U.S. Customs and Border Protection or other competent Government Body except as included in Schedule 3.18(b).
(iii)In connection with or relating to the Business, no Seller or, to Sellers’ Knowledge, any of its directors, officers, managers, employees, agents or third-party representatives is or has been the subject of any investigation, inquiry or enforcement Actions by any Governmental Body regarding any offense or alleged offense under Trade Laws (including by virtue of having made any disclosure relating to any offense or alleged offense), and no such investigation, inquiry or Actions are pending or, to Sellers’ Knowledge, have been threatened. To Sellers’ Knowledge, there are no circumstances likely to give rise to any such Action.
1.sReal Property and Environmental.
(i)No real property is, or has been, owned or leased by any Seller or any of its Affiliates which is or has been primarily used in connection with the Business.
(ii)The Business is not, and has not been, subject to any liability arising from Environmental Laws. No Seller or any of its Affiliates has received written notice from any Governmental Body of any violation or liability under any Environmental Law relating to the Business which remains unresolved. There is no Action pending or, to Sellers’ Knowledge, threatened against any Seller or any of its Affiliates relating to the Business under any Environmental Law. Except as disclosed in Schedule 3.19, no Seller or any of its Affiliates is subject to any Contract with or any outstanding Order of any Governmental Body relating to Environmental Laws with respect to the Business.
1.tTax Matters.
(i)All Tax Returns required to be filed by or with respect to Sellers and that relate to the Purchased Assets or the Business have been timely filed with the appropriate Governmental Body, and all such Tax Returns are true, correct, and complete in all material respects. All Taxes required to be paid by Sellers (whether or not shown as payable on any Tax Returns), relating to any Purchased Asset or the Business, have been timely paid to the appropriate Governmental Body.

(ii)Sellers have (i) withheld and timely paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other Person, and (ii) properly received and maintained any and all certificates, forms, and other documents required by law for any exemption from withholding and remitting any Taxes.
(iii)No Tax deficiency, assessment, or adjustment has been proposed or assessed by any Governmental Body against Sellers and Sellers have not executed any waiver of any statute of limitations on the assessment or collection of any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency. There is no Action commenced, ongoing, pending, or, to Sellers’ Knowledge, threatened against Sellers with respect to Taxes, and Sellers have not received any written notice from any Governmental Body indicating an intent to open an Action with respect to Taxes. No written claim has ever been made in writing by a Governmental Body in a jurisdiction in which any Seller does not currently file Tax Returns that such Seller is or may be subject to taxation by that jurisdiction.
(iv)Except for Liens for Taxes not yet delinquent, (i) none of the Purchased Assets or the Business is subject to Liens for Taxes, and (ii) no claim for unpaid Taxes has been made by any Governmental Body that would give rise to any such Lien.
(v)No private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement by or with any Governmental Body is binding on or has been requested with respect to the Purchased Assets or the Business.
(vi)None of the Purchased Assets or the Business are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state statute, and no transfer of any part of the Purchased Assets pursuant to this Agreement will be treated as a transfer of an interest or interests in any partnership for U.S. federal income tax purposes. None of the Assumed Liabilities include: (i) an obligation to make a payment that is not deductible under Section 280G of the Code; (ii) an obligation to make a payment to any Person under any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar written or unwritten arrangement or practice with respect to Taxes; (iii) an obligation under any record retention, transfer pricing, closing, or other agreement or arrangement with any Governmental Body; (iv) an obligation under any agreement, Contract, arrangement, or plan to indemnify, gross up, or otherwise compensate any Person, in whole or in part, for any excise Tax under Section 4999 of the Code that is imposed on such Person or any other Person; or (v) an obligation to pay the Taxes of any Person as a transferee or successor, by Contract, or otherwise, including an obligation under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law).
(vii)No reserve for any uncertain Tax position currently exists or is required to be established with respect to any of the Purchased Assets or the Business.
(viii)Except as set forth on Schedule 3.20(h), with respect to the Purchased Assets or the operation of the Business, neither the Sellers nor any Affiliates of any Seller have (i) incurred any loan, directly or indirectly, pursuant to the Paycheck Protection Program, established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act, as amended or supplemented from time to time by interim rules, policy statements, FAQs or otherwise, or any other lending program authorized by the CARES Act and administered by the Small Business Administration; or (ii) deferred any payroll or employment Taxes or claimed any other benefit, credit, or relief pursuant to the CARES Act.
(ix)The Sellers have collected all sales and use Taxes required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate Taxing Authority, or have been furnished properly completed exemption certificates, with respect to the operation of the Business and the Purchased Assets.
1.uBrokers. No Seller or any Affiliate or representative of a Seller has incurred or will incur any obligation or liability, contingent or otherwise, for any brokerage or finder’s fee or agent’s commission or other similar payment in connection with this Agreement, another Transaction Document or the Transactions, for which Buyer or any of its Affiliates will be liable.
1.vNo Further Representations and Warranties. Except for the representations and warranties of Sellers contained in this Article 3 or as expressly set forth in another Transaction Document (the “Express Representations”), the Purchased Assets and the Business are being sold on an “AS IS, WHERE IS” basis, WITH ALL FAULTS. Except for the Express Representations, no Seller or any other Person is making or has made any representation or warranty, express or implied, at law or in equity, with respect to a Seller, the Business or the Purchased Assets, including with respect to the accuracy or completeness of any documents, projections, materials or other information (financial or otherwise) furnished or made available to Buyer or its representatives. Any claimed representation or warranty to the contrary is expressly disclaimed. Without limiting the foregoing, Buyer acknowledges that no representation or warranty has been or is made concerning any projections, estimates or budgets, written or oral, with respect to future revenues, expenses, expenditures or future results of operations.
4.REPRESENTATIONS AND WARRANTIES OF BUYER.
As of the date of this Agreement and on the Closing Date immediately before Closing, Buyer represents and warrants to Sellers the following:
1.aOrganization and Power. Each of Camuto and IP Buyer is duly organized, validly existing and in good standing under the laws of the state of its organization.
1.bAuthorization. Buyer has full power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is (or will be) a signatory. This Agreement and the other Transaction Documents to which Buyer is (or will be) a signatory and the consummation by Buyer of the Transactions (a) have been (or will be) duly and validly authorized by all requisite company action on the part of Buyer, (b) have been (or will be) duly and validly executed and delivered, and (c) this Agreement and such other Transaction Documents constitute (or upon execution and delivery will constitute) a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions. No other action on the part of Buyer or any of its Affiliates is necessary to authorize the execution and performance of this Agreement or another Transaction Document or to consummate the Transactions.
1.cNo Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which Buyer is (or will be) a party and the consummation of the Transactions, do not: (a) violate or conflict with any organizational documents of Buyer; (b) violate or conflict with any Order or Law applicable to Buyer; or (c) conflict with, or result in (with or without notice or lapse of time or both) any violation or default under any Contract, except in the case of clauses (b) and (c), for any such violation, conflict or default that, individually or in the aggregate, would reasonably be expected to prevent or delay in any material respect the ability of Buyer to perform its obligations under and consummate the Transactions.
1.dProceedings. There is no Action pending or, to the actual knowledge of any executive officer of Buyer, following due inquiry, threatened by or against Buyer that: (a) questions the validity of any Transaction Document to which it is (or will be) a party or any action taken or to be taken by Buyer in connection with, or which seeks to enjoin or obtain monetary damages in respect of, any Transaction Document to which it is (or will be) a party; or (b) that, individually or in the aggregate, would reasonably be expected to prevent or delay in any material respect the ability of Buyer to perform its obligations under and consummate the Transactions.
1.eFinancing. Buyer’s obligations hereunder are not subject to any condition regarding Buyer’s ability to obtain financing for the completion of the Transactions. Buyer has liquid funds or access to funds under existing credit facilities in an amount sufficient to complete the Transaction (including the payment in full of the final Cash Purchase Price).

1.fInspection. Buyer is an informed and sophisticated Person and has engaged expert advisors experienced in the evaluation and acquisition of businesses as contemplated hereunder. Buyer has undertaken such investigation as it deems necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the other Transaction Documents. Buyer and its representatives have been afforded the opportunity to obtain additional information relevant to the subject matter of the representations and warranties made by Sellers herein and to otherwise evaluate the merits of the Transactions. Buyer acknowledges that there are uncertainties inherent in any financial projection or forecast and that Buyer is familiar with such uncertainties and it takes full responsibility for making its own evaluation of the adequacy and accuracy of any projections, forecasts or similar items furnished to it or its representatives.
1.gReliance. Buyer acknowledges and agrees that: (a) the Express Representations constitute the sole and exclusive representations or warranties made with respect to Sellers, the Business and the Purchased Assets and, except for such Express Representations, no Seller or any other Person makes, or has made, any other express or implied representation, warranty or statement with respect to Sellers, the Business or the Purchased Assets, and all other representations, warranties and statements of any kind or nature, express or implied, are, in each case, specifically disclaimed. Buyer is not relying on or being induced by any representations, warranties or statements in connection with the Transactions except the Express Representations. Buyer accepts the limitations with respect to the representations and warranties of Sellers set forth in Section 3.22.
1.hNo Other Representations or Warranties. Buyer has not made, nor will be deemed to have made, any representation or warranty in connection with this Agreement, the other Transaction Documents or the Transactions other than as expressly made by it in this Article 4 or as expressly set forth in another Transaction Document.
1.iR&W Insurance. Buyer has provided Sellers with a copy of the R&W Insurance Binder entered into by Buyer substantially concurrently with the execution and delivery of this Agreement and will at Closing deliver to Sellers a copy of the R&W Insurance Policy to be issued to Buyer upon Closing.
1.jBrokers. Neither Buyer nor any Affiliate or representative of Buyer has incurred or will incur any obligation or liability, contingent or otherwise, for any brokerage or finder’s fee or agent’s commission or other similar payment in connection with this Agreement, another Transaction Document or the Transactions, for which a Seller or any of its Affiliates will be liable.
5.INDEMNIFICATION.
1.aSurvival. The representations, warranties, covenants and agreements contained in this Agreement will survive Closing. The representations and warranties contained in this Agreement will survive Closing for a period of 12 months, at which time they will expire, except for (i) the Fundamental Representations, which will survive Closing for a period of six years, at which time they will expire and (ii) the representations and warranties contained in Section 3.20 (Tax Matters) which will survive Closing until 30 days after the expiration of the applicable statute of limitations (including extensions thereof), at which time they will expire. If an indemnification claim is made on or prior to the expiration of the applicable survival period, then the survival period applicable to such claim will extend until that claim is resolved. All covenants and agreements contained in this Agreement will survive until fully performed.
1.bIndemnification of Buyer. Following Closing, Sellers, jointly and severally, will indemnify and defend Buyer and each of its Affiliates and their respective officers, directors, managers, employees, agents, representatives, successors and assigns (the “Buyer Indemnified Parties”) for, and save and hold each of them harmless against, and will pay and reimburse each of them for, any Loss suffered or sustained as a result of or arising out of (a) an inaccuracy in or breach by a Seller of an Express Representation; (b) breach or non-fulfillment by a Seller of a covenant or agreement applicable to such Seller under this Agreement; (c) an Excluded Asset or Excluded Liability (including any Seller Tax); and (d) any of the matters set forth on Schedule 5.2(d).

1.cIndemnification of Sellers. Following Closing, Buyer will indemnify and defend each Seller and each of its Affiliates and their respective officers, directors, managers, employees, agents, representatives, successors and assigns (the “Seller Indemnified Parties”) for, and save and hold each of them harmless against, and will pay and reimburse each of them for, any Loss suffered or sustained as a result of or arising out of: (a) an inaccuracy in or breach by Buyer of a representation or warranty set forth in Article 4; (b) breach or non-fulfillment by Buyer of a covenant or agreement applicable to Buyer under this Agreement; (c) an Assumed Liability; and (d) ownership of the Purchased Assets or operation of the Business following the Effective Time; in the case of clause (d), except to the extent that the relevant Loss is attributable to a matter that is subject to indemnification by Sellers under Sections 5.2(a) through (d) or a breach or non-fulfillment by any Seller of a covenant or agreement applicable to such Seller under the Transaction Documents.
1.dCertain Limitations.
(i)The Buyer Indemnified Parties will not be entitled to indemnification under Section 5.2(a) for any Losses until the aggregate amount of Losses incurred or suffered by the Buyer Indemnified Parties arising out of or related to breaches of the Express Representations taken as a whole exceed $328,000 (the “Basket”), in which case the Buyer Indemnified Parties will be entitled to indemnification only for the amount of such Losses in excess of the Basket (subject to the other provisions herein); and (iii) in excess of the $328,000 (the “Cap”). Notwithstanding anything to the contrary herein, the Basket and the Cap will not apply to Losses to the extent resulting from breach of (i) a Fundamental Representation or (ii) the representations and warranties contained in Section 3.20 (Tax Matters).
(ii)Subject to the limitations and procedures of this Article 5, recovery for Losses in respect of an indemnification claim pursuant to this Article 5 (including a claim under Section 5.2(c) to the extent covered by the R&W Insurance Policy) will be effected: (i) first, from the R&W Insurance Policy (to the extent available and actually recovered under the R&W Insurance Policy); and (ii), then, to the extent that the R&W Insurance Policy does not cover all Losses resulting therefrom, from Sellers to the extent provided herein.
(iii)The aggregate maximum liability of Sellers or Buyer with respect to this Agreement and the Transactions will in no event exceed the Cash Purchase Price.
(iv)No Person will be entitled to be indemnified for a Loss to the extent that the amount of such Loss was included in any final adjustment to the Cash Purchase Price pursuant to Section 1.6. The amount of Losses that an Indemnified Party will be entitled to recover hereunder will be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty or covenant.
(v)Each party will use commercially reasonable efforts to mitigate Losses subject to indemnification under this Article 5.
(vi)Each party will use its commercially reasonable efforts to seek recovery under all applicable insurance policies (including, in the case of the Buyer Indemnified Parties, the R&W Insurance Policy, to the extent that coverage is available), indemnity Contracts, contribution Contracts or reimbursement Contracts or other similar rights of recovery for any Loss subject to indemnification under this Article 5 (“Alternative Arrangements”). The amount of Losses that an Indemnified Party will be entitled to recover will be calculated net of (i) amounts recovered by the Indemnified Party under the R&W Insurance Policy for such Losses and (ii) amounts recovered by the Indemnified Party under any other Alternative Arrangements for such Losses, in each case, net of reasonable costs and expenses (including any increase in insurance premiums) incurred by the Indemnified Party in obtaining such recovery. In the event that any amounts are recovered by any Indemnified Party for Losses previously indemnified under this Article 5, then the Indemnified Party will promptly refund to the Indemnifying Party an amount equal to the lesser of: (A) the aggregate amount recovered (net of all costs of recovery), and (B) the aggregate amount previously paid to the Indemnified Party by the Indemnifying Party pursuant to this Article 5 in respect of such Loss.

(vii)For purposes of calculating the amount of any Losses related to any inaccuracy in or breach of any representation or warranty set forth in Article 3 and for purposes of determining whether there has been any inaccuracy in or breach of any such representation or warranty, any materiality limitations or qualifications (including the terms “material” and “Business Material Adverse Effect,” but excluding any dollar thresholds or qualifications) set forth in any such representation or warranty will be disregarded (other than any materiality limitation or qualification set forth in Section 3.4(a) (Financial Statements), Section 3.5 (Business Operations), in the definitions of Material Vendor, Material Customer, Business Material Adverse Effect or Permitted Lien, or any representation or warranty in Article 3 (except Section 3.20 (Tax Matters)), that requires items to be listed in a Schedule based on references to “material,” “materially” or words of similar import included therein (such as, by way of example, the fourth sentence of Section 3.15, but not, by way of further example, the last sentence of Section 3.11(a)).
(viii)for failing to disclose items that are not required to be disclosed under the express language of such representations and warranties based on references to “material,” “materially” or words of similar import included therein).
(ix)Notwithstanding anything to the contrary contained in this Agreement or another Transaction Document, the Buyer Indemnified Parties will not be entitled to indemnification (and no Seller will be required to indemnify a Buyer Indemnified Party) with respect to Losses attributable to a breach of any of the representations and warranties set forth in Article 3 regarding Taxes (other than the representations in Section 3.20(c) and (f)) to the extent arising in a taxable period (or portion thereof) beginning after the Closing Date.
(x)Buyer will cause the R&W Insurance Policy to expressly provide at all times while the policy remains in effect that the insurers thereunder will not have or pursue any claim against a Seller by way of subrogation rights, claims for contribution or otherwise in connection with a claim made by a Buyer Indemnified Party or other Person thereunder, except to the extent resulting from Fraud. The provisions of this Section 5.4 and the other limitations on indemnification set forth in this Agreement will apply whether or not the R&W Insurance Policy is obtained or effective and whether or not any Loss is covered under the R&W Insurance Policy. Following Closing, Buyer will not amend the R&W Insurance Policy without WWW’s prior written consent.
1.eIndemnification Procedures.
(i)Promptly after receipt by a Person entitled to be indemnified under this Article 5 (an “Indemnified Party”) of notice of the commencement of an Action by a third party (including a Governmental Body) against it (a “Third-Party Proceeding”), the Indemnified Party will, if a claim for indemnification is to be made against a party under this Article 5 (an “Indemnifying Party”), give prompt written notice to the Indemnifying Party of the commencement of such Third-Party Proceeding for which indemnification may be sought: (i) describing in reasonable detail the nature of and basis for the claim; (ii) stating the estimated amount thereof (if then known) and describing in reasonable detail the basis on which such amount was calculated; and (iii) identifying the provisions of this Agreement upon which indemnification for the claim is based. Subject to Section 5.1, the failure to timely notify the Indemnifying Party or provide the information described above will not relieve the Indemnifying Party of any liability or obligation that the Indemnifying Party may have to an Indemnified Party except to the extent that the defense of the Third-Party Proceeding was actually prejudiced by the Indemnified Party’s failure to timely provide notice or information.
(ii)The Indemnifying Party(ies) will be entitled to participate in a Third-Party Proceeding with respect to which indemnification has been sought hereunder and, to the extent that the Indemnifying Party wishes, to assume the defense of such Third-Party Proceeding (with counsel of its choice that is reasonably satisfactory to the Indemnified Party or Parties; provided, however that the Indemnifying Party will not be required to pay for more than one such counsel (in addition to local counsel, as applicable) for all Indemnified Parties in connection with any single Third-Party Proceeding) by notifying the Indemnified Party(ies) of its election to do so within 30 days after receipt of notice of the applicable claim from the Indemnified Party(ies); provided, however, that the Indemnifying Party will not be permitted to assume the defense of a Third-Party Proceeding if: (i) such Third-Party Proceeding seeks (A) an injunction or other equitable relief (or any relief other than monetary damages) against the Indemnified Party or any of its Affiliates that the Indemnified Party reasonably determines cannot be separated from any related claim for monetary damages or (B) a finding or admission of a violation of Law by the Indemnified Party or any of its Affiliates; (ii) it is reasonably likely that the Losses arising or resulting from such Third-Party Proceeding will exceed the remaining amount the Indemnified Party would be entitled to recover pursuant to this Article 5 (giving effect to the limitations set forth herein) or (iii) the Third-Party Proceeding involves a material dispute with a Material Customer, (iv) in the reasonable opinion of counsel to the Indemnified Party there are bona fide defenses available to the Indemnified Party that may not be asserted by the Indemnifying Party or there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived or (v) if a Seller Indemnified Party is entitled to indemnification, to the extent related to any business of Sellers or their Affiliates other than the Business. Following an assumption of defense of a Third-Party Proceeding by an Indemnifying Party, the Indemnified Party will have the right to participate in the defense of such Third-Party Proceeding with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof and the Indemnifying Party will have no further liability for any fees of legal counsel or other expenses subsequently incurred by the Indemnified Party in connection with such Proceeding. If an Indemnifying Party assumes the defense of a Third-Party Proceeding, no compromise or settlement of the underlying claims may be effected by it without the Indemnified Party’s consent (which will not be unreasonably withheld, delayed or conditioned), unless: (1) the sole relief provided is monetary damages that are paid in full or otherwise provided for by the Indemnifying Party concurrently with the compromise or settlement; (2) such compromise or settlement provides for a complete release from liabilities and obligations of the Indemnified Parties with respect to the claim(s) asserted against the Indemnified Parties in the applicable Third-Party Proceeding and (3) such compromise or settlement contains no finding or admission of a violation of Law or wrongdoing on the part of the Indemnified Parties or any of their Affiliates. If the Indemnifying Party elects not to compromise or defend a Third-Party Proceeding, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third-Party Proceeding, the Indemnified Party may, subject to the following sentence, pay, compromise, defend such Third-Party Claim and seek indemnification for any and all indemnifiable Losses resulting or arising from such Third-Party Claim. Whether or not an Indemnifying Party assumes the defense of a Third-Party Proceeding, the Indemnified Party will not settle such proceeding without the prior written consent of the Indemnifying Party (which will not be unreasonably withheld, delayed or conditioned); provided, however, that the Indemnified Party will have the right to settle any such proceeding without the prior written consent of the Indemnifying Party if the Indemnified Party first waives any right to indemnity under this Agreement with respect to such proceeding or any related claim.
(iii)Assumption of the defense of a Third-Party Proceeding by an Indemnifying Party will not constitute an admission of responsibility to indemnify or in any manner impair or restrict that Indemnifying Party’s right to defend a claim by the Indemnified Party for indemnification with respect to such Third-Party Proceeding. If an Indemnifying Party timely elects to assume the defense of a Third-Party Proceeding but subsequently determines in good faith that indemnification with respect to such proceeding is not required under this Article 5, such Indemnifying Party may elect to transfer the defense back to the Indemnified Party with the parties to act in good faith to effect such transfer in a manner that would not materially prejudice the rights of the Indemnified Party. If the Indemnifying Party elects to transfer the defense back to the Indemnified Party, it may seek to be fairly reimbursed, and the Indemnified Party shall fairly reimburse, the Indemnifying Party for its costs and expenses to the extent that such costs and expenses have not been duplicated by the Indemnified Party in its assumption of the defense that has been transferred back to it.
(iv)Notwithstanding any other provision of this Section 5.5, to the extent that the R&W Insurance Policy allows the insurers thereunder to defend or control the defense or settlement of any claim and the insurer has exercised such rights, the provisions of such policy will control.
(v)Each party will make available (subject to Section 6.14) to each other party and such other party’s representatives its books and records and, as applicable, employees relating to a Third-Party Proceeding as may be reasonably requested by such other party, and each party will reasonably cooperate to help insure the proper and adequate defense of such Third-Party Proceeding.

(vi)A claim for indemnification for any matter not involving a Third-Party Proceeding must be asserted by written notice to the Indemnifying Party: (i) describing in reasonable detail the nature of and the underlying basis for such claim; (ii) stating the estimated amount thereof (if then known) and describing in reasonable detail the basis on which such amount was calculated; and (iii) identifying the provisions of this Agreement upon which such claim is based. Subject to Section 5.1, the failure to timely notify the Indemnifying Party or provide the information described above will not relieve the Indemnifying Party of any liability that the Indemnifying Party may have to an Indemnified Party except to the extent that the Indemnifying Party actually prejudiced by the Indemnified Party’s failure to provide timely notice or such information.
1.fIndemnification Payments. The Indemnifying Party will pay to the Indemnified Party the amount of any Loss for which is it liable hereunder in immediately available funds to an account specified by the Indemnitee no later than five Business Days following (a) an agreement between the parties with respect to such Loss and the Indemnifying Party’s liability therefor or (b) a final and non-appealable Order by a court of competent jurisdiction with respect to such Loss and the Indemnifying Party’s liability therefor. Any payment of a claim for indemnification under this Article 5 will be accounted for as an adjustment to the Cash Purchase Price for all Tax purposes to the extent permitted by applicable Law.
1.gExclusive Remedy. Except for claims for Fraud, matters covered by Section 1.6, and a party’s right to seek specific performance or other equitable relief pursuant to Section 7.5, following Closing, this Article 5 constitutes the sole and exclusive remedy of the Buyer Indemnified Parties and Seller Indemnified Parties with respect to any matters arising under or with respect to this Agreement or relating to or arising from the Transactions. In furtherance of the foregoing, following Closing, each party (on behalf of itself and the Buyer Indemnified Parties, in the case of Buyer, and on behalf of itself and Seller Indemnified Parties, in the case of Sellers) hereby irrevocably waives from and after Closing, to the fullest extent permitted under applicable Law, any and all other rights, claims and causes of action that it may have or may in the future have against the other parties relating to the Transactions.
6.ADDITIONAL AGREEMENTS.
1.aConduct Pending Closing. From the date of this Agreement until the earlier of Closing and the termination of this Agreement, Sellers will and will cause their respective Affiliates to, with respect to the Business, (a) comply in all material respects with all applicable Laws, (b) conduct the Business in the ordinary course, except for (i) actions taken pursuant to the requirements of this Agreement, and (ii) actions taken with Buyer’s prior written consent, (c) use commercially reasonable efforts to maintain and preserve intact the Business as a whole as presently conducted and the Purchased Assets (other than dispositions of assets, including sales of Inventory, in the ordinary course of business), (d) use commercially reasonable efforts to maintain and preserve the relationships and goodwill with distributors, licensees and licensors, customers, suppliers, employees and others having material business dealings with the Business and (e) not make, change, or revoke any material Tax election, settle or compromise any claim with respect to Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or amend any Tax Return, in each case of this clause (e), to the extent relating solely to the Purchased Assets or the Business.
1.bFurther Assurances. Following Closing, each party agrees to do, execute and deliver, and to cause to be done, executed and delivered, all such further acts and things as may be reasonably requested by another party to better effect and confirm the Transactions. Without limiting the generality of the foregoing, following Closing Sellers will, upon request, and at their own cost and expense, (i) assist Buyer (which shall bear its own costs and expenses) in all reasonable efforts to complete the recordation of Keds, LLC’s ownership of any domestic or foreign trademark registrations relating to the conversion of The Keds Corporation into Keds, LLC, that are not, as of the Effective Time, complete, (ii) assist Buyer in procuring and evidencing any reasonably requested release of Liens on any of the Purchased Assets which, notwithstanding the intention of the parties to release such Liens at Closing (other than Permitted Liens), have not been released or which require further evidence of release, and (iii) take such action as Buyer may reasonably request in order to assist Buyer in satisfying any conditional exclusion from coverage under the R&W Insurance in respect of title to any Assigned IP that is reasonably determined by Buyer to be material to the Business.

1.cPublic Announcements. The parties will coordinate their respective press releases with respect to the Transaction.
1.dNon-Assignable Contracts; Separation of Shared Contracts.
(i)To the extent that the assignment of an Assigned Contract or Shared Contract is not permissible by the terms of such Assigned Contract or Shared Contract, this Agreement will not be deemed to constitute an assignment of such Assigned Contract or Shared Contract unless and until consent of the applicable counterparty is received. Likewise, if assignment of an Assigned Contract or Shared Contract would cause a material loss of contractual rights or benefits under such Assigned Contract or Shared Contract, this Agreement will not be deemed to be an assignment of such Assigned Contract or Shared Contract until the applicable counterparty waives such loss of contractual right or benefit. If consent to the assignment of an Assigned Contract or Shared Contract has not been obtained prior to Closing, until such time as consent of the applicable counterparty is received, Buyer and Sellers will cooperate in reasonable and permissible arrangements designed to provide Buyer with the rights and benefits of such Contracts intended to be assigned to and all liabilities and burdens intended to be assumed by Buyer related thereto.
(ii)From and after Closing, the parties will comply with the process and procedures set forth on Exhibit D, or with any other processes and procedures as the parties may agree upon from time to time in writing, with respect to the separation of the Shared Contracts or Buyer directly contracting with the applicable counterparty thereto.
1.eEmployees.
(i)No later than two days following the Closing Date, Buyer will, or will cause an Affiliate of Buyer to, offer employment, on terms and conditions consistent with the requirements of this Section 6.5(a), to all the Business Employees set forth on Schedule 6.5(a)(1) (the “Initial Offer Employees”), with such employment by Buyer to be effective March 12, 2023 (the “Initial Transfer Time”).  Following the Closing and within the time frames set forth in the TSA, Buyer will, or will cause an Affiliate of Buyer to, offer employment, on terms and conditions consistent with the requirements of this Section 6.5(a) to those employees set forth in Schedule 6.5(a)(2) (the “Delayed Offer Employees” and, together with the Initial Offer Employees, the “Offer Employees”) (the effective dates of such offers, the “Delayed Transfer Times” and, together with the “Initial Transfer Time”, the “Transfer Times”). Sellers will reasonably assist Buyer with its efforts to hire the Offer Employees, including, in the case of any Delayed Transfer Employees, using commercially reasonable efforts to enter into a termination agreement with Buyer and any such Delayed Transfer Employee to the extent requested by Buyer.  Offer Employees who accept (or are deemed to accept) such offers, the “Continuing Employees”).  Sellers will use commercially reasonable efforts not to discourage any Offer Employees from accepting the employment offer of Buyer.
(ii)Effective as of the applicable Transfer Time, Sellers will terminate the employment of the relevant Continuing Employees other than the Inactive Business Employees, as defined below (who will be treated in accordance with Section 6.5(d)) and release any such Continuing Employees who are parties to a non-compete agreement with any Seller or its Affiliates from the obligations in connection with such restrictive covenant with respect to Buyer and its Affiliates, including the operation of the Business.  Offer Employees who are not hired by Buyer or who do not accept Buyer’s offer of employment will be either, in Sellers’ sole discretion, (a) retained for continued employment by a Seller or its Affiliates or (b) terminated from employment with the applicable Seller or Affiliate.
(iii)Buyer and Sellers intend for each Continuing Employee to have continuous employment immediately before and immediately after the applicable Transfer Time and therefore, it is the intent of Buyer and Sellers that the Transactions will not entitle any Continuing Employee who receives an offer from Buyer that is consistent with the terms of Section 6.5(a) to separation, termination or severance benefits under any Benefit Plan; provided that Sellers or their applicable Affiliates will be solely responsible for any severance or termination payment paid or payable to any Delayed Transfer Employee in connection with a termination agreement requested by Buyer in order to permit Buyer (or its applicable

Affiliate) to enter into a new employment agreement with such Delayed Employee.  Sellers will be solely responsible for any severance, termination indemnity, redundancy or similar termination payments or benefits that may become payable to any Business Employee arising out of or in connection with the Transactions or by operation of Law, including any severance or termination amounts paid or payable to any Business Employee who is not an Offer Employee or any “stay bonus” or amounts paid or payable to any Offer Employee who does not become an employee of Buyer because such Offer Employee rejects or does not accept an offer of employment made by Buyer or refuses to transfer employment or otherwise challenges such transfer of employment.
(iv)With respect to any Offer Employee who, as of the Closing Date, is receiving benefits under a short-term or long-term disability plan sponsored by Sellers or their Affiliates (an “Inactive Offer Employee”), Sellers will continue to employ such Inactive Offer Employee for 60 days following Closing, and Buyer may offer employment to such Inactive Offer Employee on the earliest reasonably practicable date following the date on which such Inactive Offer Employee is able to return to work with Seller; provided, that such Inactive Offer Employee is able to return to work within 60 days following the Closing Date.  Seller will retain and be responsible for all liabilities relating to the employment or termination of employment of Inactive Offer Employees, including the compensation and benefits payable to such Inactive Offer Employee prior to the time such Inactive Offer Employee becomes a Continuing Employee and is hired by Buyer.  Seller will promptly notify Buyer of the occurrence and end of any leave of absence of an Inactive Offer Employee.  For all purposes of this Agreement, in the case of any Inactive Offer Employee who becomes a Continuing Employee, the date that such Inactive Offer Employee commences (or is deemed to commence) employment with Buyer or the time of such commencement (or deemed commencement) of employment will be substituted for the terms “Closing Date” or “Transfer Time,” respectively, wherever such term appears, except where the context requires otherwise.
(v)Subject to applicable Law, for a period of two years following Closing, neither Buyer nor its Affiliates will, directly or indirectly:  (i) solicit or hire any then-current employee of WWW or its Affiliates or any individual that was an employee of WWW or its Affiliates in the six-month period preceding such solicitation or hiring, in each case, at the Vice President level or above, or (ii) induce any then-current employee of WWW or its Affiliates, at the Vice President level or above, to leave his or her employment with WWW or such Affiliates; provided, that this Section 6.5(e) will not prohibit Buyer from placing any general solicitation to the public and hiring individuals who respond to such solicitation and (B) soliciting or hiring individuals known by WWW or its Affiliates prior to the commencement of the negotiations of the Transaction.
(vi)Subject to applicable Law, for a period of two years following Closing, neither Sellers nor any their Affiliates will, directly or indirectly:  (i) solicit or hire any then-current employee of Buyer or its Affiliates or any individual that was an employee of Buyer or its Affiliates in the six-month period preceding such solicitation or hiring, in each case, at the Vice President level or above, or (ii) induce any then-current employee of Buyer or its Affiliates, at the Vice President level or above, to leave his or her employment with Buyer or any such Affiliate; provided, that this Section 6.5(f) will not prohibit WWW from (A) placing any general solicitation to the public and hiring individuals who respond to such solicitation and (B) soliciting or hiring individuals known by Buyer or its Affiliates prior to the commencement of the negotiations of the Transaction.
1.fTax Matters.
(i)For purposes of determining Tax liability under this Agreement for a Straddle Period with respect to the Business and/or the Purchased Assets, all (i) real property Taxes, personal property Taxes and similar ad valorem obligations imposed on a periodic basis for a Tax period which includes (but does not end) on the Closing Date (a “Straddle Period”) shall be apportioned between the Sellers and the Buyer based on the number of days of such Tax period up to and including the Closing Date (any such portion of such Tax period, the “Pre-Closing Tax Period”) and the number of days of such Tax period after the Closing Date (any such portion of such taxable period, the “Post-Closing Tax Period”), and (ii) Taxes not described in clause (i), including Taxes based on or measured by income, gross receipts, withholding, sales, payroll, the goods and services Tax, harmonized sales Tax, and Quebec sales Tax and/

or similar provincial sales Tax imposed under Canadian law (“GST/HST/QST”), for a Straddle Period shall be apportioned as if such period ended as of the close of business on the Closing Date.
(ii)Filing of Tax Returns.
(1)Pre-Closing Tax Period. With respect to the Purchased Assets and/or the Business relating to the Pre-Closing Tax Period, Sellers shall prepare and timely file any Tax Return that is due either (i) on or before the Closing Date or (ii) after the Closing Date (in each case, a “Pre-Closing Tax Return”), and shall pay any Taxes shown as due and owing on such Pre-Closing Tax Return. Unless otherwise required by applicable Law, Pre-Closing Tax Returns solely with respect to the Purchased Assets and/or the Business shall be prepared on a basis consistent with past practices of the Purchased Assets and/or Business, and, on such Pre-Closing Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods.
(2)Straddle Period. With respect to the Purchased Assets and/or the Business relating to the Straddle Period, Buyer shall prepare and timely file any Tax Return that is due after the Closing Date (a “Straddle Period Tax Return”). Buyer shall deliver such completed, but unfiled, Straddle Period Tax Return to Sellers for their review and comment at least thirty Business Days before the due date of such Straddle Period Tax Return (taking into account any applicable extensions of time to file), and Buyer shall incorporate any reasonable comments of the Sellers on such Straddle Period Tax Return. Unless otherwise required by applicable Law, Straddle Period Tax Returns shall be prepared on a basis consistent with past practices of the Purchased Assets and/or the Business, and, on such Straddle Period Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods. Sellers shall be responsible for the Taxes attributable to the portion of such Straddle Period ending on the Closing Date as determined pursuant to Section 6.6(a). Sellers shall pay, or cause to be paid, to Buyer within fifteen days after the date on which a Straddle Period Tax Return is filed an amount equal to the Taxes attributable to the portion of such Straddle Period ending on the Closing Date as determined pursuant to Section 6.6(a). Notwithstanding anything herein to the contrary, this Section 6.6(b)(ii) shall not apply to any Asset Tax and the filing of any Transition Period Asset Tax Return as defined in Section 6.6(b)(iii).
(3)Transition Period. During the Transition Period during which Buyer will implement a suitable e-commerce platform to permit the operation of the E-Comm Business pursuant to Section 6.12, Sellers shall prepare and timely file any Tax Return relating to an Asset Tax (as defined in this Section 6.6(b)(iii)) for the Transition Period whether such Tax Return is due (i) during the Transition Period or (ii) after the Transition Period (in each case, a “Transition Period Asset Tax Return”), and shall timely remit all Asset Taxes due in respect of such Tax Returns. Seller shall, at Buyer’s expense, prepare and deliver a “pro-forma” report of the Transition Period Asset Tax Return attributable solely to the E-Comm Business to Buyer for its review and comment reasonably before the due date of such Transition Period Asset Tax Return (taking into account any applicable extensions of time to file), and the Sellers shall incorporate any comments of Buyer to such report (and Transition Period Asset Tax Return), to the extent such comments are consistent with the past practice of the E-Comm Business and permitted by applicable Law. Buyer shall be solely liable for the Asset Taxes for the Transition Period. Buyer shall pay, or cause to be paid, to the Sellers within ten Business Days after the date on which a Transition Period Asset Tax Return is filed an amount equal to the Asset Taxes attributable to the Transition Period. For purposes of this Section 6.6(b)(iii), an “Asset Tax” means any GST/HST/QST, gross receipts, and sales and use Taxes attributable to the E-Comm Business.
(4)Post-Closing Tax Period. Except as set forth in Section 6.6(b)(iii), Buyer shall be responsible for the preparation and filing of all other Tax Returns for the Purchased Assets and/or the Business for the Post-Closing Tax Period.

(5)If any Taxes subject to the allocation and responsibility provisions of Section 6.6(a) do not require the filing of a Tax Return, then the Party receiving any notice, statement, or assessment of such Taxes shall provide notice thereof to the other Party, and if the other Party has any allocation or responsibility for any portion of such Taxes, the provisions of Section 6.6(b) shall apply as if a Tax Return were required to be filed with respect to such notice, statement, or assessment and the payment thereof.
(6)Notwithstanding anything herein to the contrary, Section 6.6(b) shall not apply to any Tax Return in respect of Transfer Taxes described in Section 6.6(d).
(iii)Refunds. Refunds of Taxes attributable to the Purchased Assets and/or the Business shall be allocated between Sellers and the Buyer consistent with the principles set forth in Section 6.6(a). From and after the Closing Date, each Party shall forward, and shall cause its Affiliates to forward, to the Party entitled to receive a refund of Tax pursuant to this Section 6.6(c), the amount of such refund within fifteen Business Days after such refund is received, net of any reasonable third-party costs or expenses incurred by such Party or its Affiliates in procuring such refund. For purposes of this Agreement, refunds of Taxes means refunds of Taxes of any nature, including in the form of cash received or a credit or offset actually reducing Taxes otherwise payable. Notwithstanding anything herein to the contrary, any refund of Tax attributable to the Transition Period shall be for the account of Buyer to the extent such refund of Tax relates to an Asset Tax.
(iv)Transfer Taxes. Any transfer, documentary, sales, use, stamp, registration, value added, license, documentary charges, recording fees, customs and import duties and other such Taxes and fees (including any penalties and interest) imposed upon the sale, transfer or assignment of the Purchased Assets and/or the Business in connection with this Agreement (the “Transfer Taxes”) will be paid 50% by Buyer and 50% by Sellers when due. For the avoidance of doubt, Transfer Taxes shall not include any withholding and other Tax on, based upon or measured by, the net income, gains or profits from such sale, transfer or assignment of property or any interest therein in connection with this Agreement. The party required under applicable Law to file any required Tax Returns with respect to such Transfer Taxes will be responsible to timely file such Tax Return, and the other parties will cooperate with respect thereto as necessary. Buyer and Sellers shall cooperate in good faith and provide such documents and forms as they are legally entitled to provide to reduce or eliminate any Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, (i) any Transfer Taxes incurred in connection with this Agreement as a result of a Buyer Designated Transferee that is not a “United States Person” within the meaning of Section 7701(a)(30) of the Code being designated by Buyer pursuant to Section 1.7 will be paid 100% by Buyer; and (ii) Seller shall be solely responsible for the preparation and filing of any Tax Return with respect to such Transfer Taxes in connection with the transfer of the E-Comm Business.
(v)Allocation. The final Cash Purchase Price (and other items required to be included as consideration under the Internal Revenue Code of 1986, as amended, the “Code”) will first be allocated among Sellers, and then allocated among the Purchased Assets and the Business sold by each Seller, in accordance with Schedule 6.6(e) and in conformity with Section 1060 of the Code and the Treasury Regulations thereunder. Buyer will prepare and submit to Sellers, within 90 days after the post-closing adjustment is determined pursuant to Section 1.6, a draft allocation schedule for their review. If, within 30 days after receiving Buyer’s proposed allocation, WWW notifies Buyer that Sellers dispute any item(s) reflected thereon, the parties will cooperate in good faith in an attempt to resolve such dispute. If the dispute is not resolved within 30 days after WWW notifies Buyer of its dispute, the determination of the disputed item will be made by the Neutral Accountant, whose decision will be final and whose fees will be allocated in the manner set forth in Section 1.6(a). The allocation and other determinations made pursuant to this Section 6.6(e) will be modified as appropriate to reflect any adjustments in the final Cash Purchase Price made following Closing in accordance with this Agreement and applicable Law. The parties will file all Tax returns (including IRS Form 8594) and information reports, and any amendments thereto, and will conduct all Tax proceedings in a manner consistent with the allocation as finally determined under this Section 6.6(e), unless otherwise required by applicable Law.
(vi)The Parties will reasonably cooperate, and will cause their respective Affiliates to reasonably cooperate, in connection with the preparation and filing of any Tax Returns relating to the

Purchased Assets and/or the Business and any Action with respect to Taxes relating to the Purchased Assets and/or the Business. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such Tax Return or Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided that, notwithstanding anything to the contrary in this Agreement, except to the extent solely relating to the Purchased Assets, the Business, or the Assumed Liabilities, no Party nor any of its respective Affiliates will be required at any time to provide to the other Party hereto any right to access or to review such first Party’s (or its Affiliates’) Tax Return or Tax work papers.
(vii)The Parties hereby waive compliance with the provision of any bulk sales, bulk transfer, or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets and/or Business to Buyer.
1.gPayments. From and after Closing, if either Buyer, on the one hand, or Sellers, on the other hand, or any of their respective Affiliates receives any (a) funds intended for or otherwise the property of another party pursuant to the terms of this Agreement or any of the Transaction Documents, the receiving party will promptly (i) notify and (ii) forward such funds to the relevant other party or parties (and, for the avoidance of doubt, the parties acknowledge and agree that there is no right of offset with respect to such funds, whether in connection with a dispute under this Agreement or any of the Transaction Documents or otherwise) or (b) mail, courier package, facsimile transmission, purchase order, invoice, service request or other document intended for or otherwise the property of another party pursuant to the terms of this Agreement or any of the Transaction Documents, the receiving party will promptly (i) notify and (ii) forward such document to the relevant other party or parties. Prior to Closing, the parties will use commercially reasonable efforts to agree to a reasonable protocol for settlement of amounts in accordance with this Section 6.7. Upon request, each party will furnish to the other records and books of account to verify compliance with this Section 6.7. In the event the TSA provides for different processes or procedures than those included in this Section 6.7, the TSA will control.
1.hWrong Pockets. If, after the Closing Date, Buyer or Sellers in good faith identify any asset owned by any Seller or an Affiliate of any Seller that that should have been, but inadvertently was not, transferred to Buyer as a Purchased Asset, then the applicable Seller will transfer or cause to be transferred such asset to Buyer for no additional consideration. If, after the Closing Date, any Seller in good faith identifies any asset that is an Excluded Asset that should not have been, but inadvertently was, transferred to Buyer or of which Buyer is otherwise in possession, then Buyer will transfer or cause to be transferred such asset to the applicable Seller or its designee for no consideration. If any Assumed Liability was inadvertently not transferred to and assumed by Buyer at Closing, Sellers will promptly transfer and deliver (or cause to be transferred and delivered) such Assumed Liability to Buyer (or its designee), and Buyer will assume such Assumed Liability in accordance with the terms of this Agreement. If any Excluded Liability was inadvertently transferred to Buyer or its Affiliates at Closing, Buyer will promptly transfer such Excluded Liability back to Sellers (or their designee) and the relevant Seller (or its designee) will assume such Excluded Liability. Prior to any such transfer, such transferor will (and will be deemed to) hold such asset or liability in trust for such transferee effective as of Closing. If the parties disagree as to the characterization of any such asset, either party may submit the dispute to the Neutral Accountant for resolution in accordance with Section 1.6, which provisions will apply as if originally set forth in this Section 6.8 mutatis mutandis.
1.iProduct Returns. Pursuant to the TSA, WWW will process product returns for a period of time following Closing. Products sold by WWW prior to Closing will, upon return, be sold to Buyer at landed cost assuming such products are resaleable. Products sold by Buyer following Closing will, upon return, be delivered to Buyer at no additional product cost. The parties will use their commercially reasonable efforts to agree as to whether returned products were sold by WWW or Buyer. In the event agreement cannot be reached, products returned within 60 days following Closing will be deemed to be sold by WWW and products returned after 60 days following Closing will be deemed to be sold by Buyer.

1.jChampion License. Buyer acknowledges its obligations under the Champion License, which is included among the Assigned Contracts. Without limiting the generality of the foregoing, following Closing Buyer will meet with HBIBAE (which meeting can be attended telephonically, by video conference or by any other method agreed between HBIBAE and Buyer) within 60 calendar days after HBIBAE’s request to Buyer for a meeting to discuss the Champion License and the parties’ then-current practices and obligations with respect to the same.
1.kExclusivity. From the date of this Agreement until the earlier of Closing and the termination of this Agreement, Sellers will not, and will cause their respective Affiliates and representatives not to, directly or indirectly, enter into or continue any negotiations, discussions or Contracts contemplating or relating to the acquisition by any Person other than Buyer or an Affiliate of Buyer of all or any part of the Purchased Assets or Business (regardless of the form of the transaction), excluding sales of Inventory in the ordinary course of business and sales or dispositions of receivables.
1.lE-Comm Platform Stand-Up. During the nine-month period following Closing, Buyer will use commercially reasonable best efforts to identify, procure and implement a suitable e-commerce platform to permit the operation of the E-Comm Business by Buyer. Buyer will keep WWW reasonably informed of its progress with such identification, procurement and implementation and will provide WWW not less than 90 days’ prior written notice of its readiness to take over e-commerce operations. For the avoidance of doubt, Buyer assumes all risk that it is not prepared to take over the E-Comm Business within the stated time period.
1.mChange of Name. Within six months following Closing, except as expressly contemplated by this Agreement or any other Transaction Document, Sellers and their Affiliates, will discontinue any business operations under, and any commercial use of, the names “Keds” or “PRO-Keds” and Keds, LLC will change its name to a name that that does not include the prefix, suffix or word “PRO” or “Keds”.
1.nBooks and Records.
(i)Sellers, on the one hand, and Buyer, on the other hand, will provide, or cause to be provided, to the other party or parties and their respective representatives, at any time after Closing until the date that is the six year anniversary of Closing, as soon as reasonably practicable after written request therefor, (i) any information relating to time periods on or prior to Closing and (ii) reasonable access to, and reasonable cooperation from, personnel with relevant knowledge or involvement with respect to matters taking place during time periods on or prior to Closing, which Sellers or Buyer reasonably needs (w) for Tax or other legitimate business purposes, (x) to comply with reporting, disclosure, filing or other requirements (including under applicable securities Laws) imposed on Sellers or Buyer, or any of their respective Affiliates, by any national securities exchange or any Governmental Body having jurisdiction over any Seller or Buyer, or any of their respective Affiliates, (y) except in an Action between the parties, for use in any other judicial, regulatory, administrative or other Proceeding or in order to satisfy audit, accounting, regulatory, litigation or other similar requirements or (z) in order to perform its obligations under this Agreement or any Transaction Document; in each case, that, as of immediately following Closing, is in existence and in the reasonable possession or control of the providing party or one of its Affiliates, as applicable, and except to the extent already in the possession of the receiving party or one of its Affiliates. The receiving party will use any information received pursuant to this Section 6.14 solely to the extent reasonably necessary to satisfy the applicable obligations or requirements described in clause (w), (x), (y) or (z) of the immediately preceding sentence.
(ii)In the event that any party reasonably determines that the disclosure of any information pursuant to Section 6.14(a) would, in such party’s reasonable judgment, (i) jeopardize the attorney-client privilege or other immunity or protection from disclosure, or (ii) conflict with any (A) Law or Order applicable to such party or any of their respective Affiliates or the assets or operation of the such party’s business, or (B) Contract to which such party any of their Affiliates is party or by which any of the assets or properties of such party are bound; provided, however, that the parties will each take all commercially reasonable measures to permit compliance with Section 6.14(a) in a manner that avoids any such harm or consequence. The parties intend that any provision of access to or the furnishing of information pursuant to this Section 6.14 that would otherwise be within the ambit of any legal privilege will not operate as waiver of such privilege. The access provided pursuant to this Section 6.14 will be conducted in such a manner so as not to interfere unreasonably with the operation of the business of Buyer or Sellers, as the case may be.
(iii)Any information owned by any party that is provided to the requesting party hereunder will be deemed to remain the property of the providing party. Nothing herein will be construed as granting or conferring rights of license or otherwise in any such information.
(iv)Buyer and Sellers will reimburse each other for the reasonable costs, if any, in complying with a request for information pursuant to this Section 6.14. Except as may be otherwise specifically provided elsewhere in this Agreement or another Transaction Document, such costs will be computed in accordance with Buyer’s or Sellers’, as applicable, standard methodology and procedures, but will not include any mark-up above actual costs. All access and investigation pursuant to this Section 6.14 will be conducted during normal business hours upon reasonable advance notice to the other party and conducted in such a manner as not to interfere with the normal operations of the business of such party.
1.oEfforts to Consummate. During the period commencing on the date of this Agreement and ending on the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, each of Buyer and Sellers will, and Sellers will cause their Affiliates to, use commercially reasonable efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions as promptly as reasonably practicable, including satisfaction (but not waiver) of the conditions to Closing set forth in Section 2.3.
1.pConfidentiality.
(i)Upon Closing, the Confidentiality Agreement will automatically terminate.
(ii)From and after Closing until the date that is five years after the Closing Date, Sellers will, and will cause their Affiliates and representatives to, keep confidential and not use any and all non-public information included among the Purchased Assets, other than for purposes contemplated herein, including in connection with satisfying its obligations under this Agreement or another Transaction Document; provided, however, that Sellers will not be liable hereunder with respect to any disclosure to the extent such disclosure is required by any applicable Law or Order, including applicable rules of any securities exchange. In the event that Sellers or any of their Affiliates or representatives are required by any applicable Law or Order to disclose any such non-public information, Sellers will (i) to the extent practicable and permissible by such applicable Law or Order, provide Buyer with prompt written notice of such requirement, (ii) disclose only that information that Sellers determine (with the advice of counsel) is required by such applicable Law or Order to be disclosed, and (iii) use commercially reasonable efforts to preserve the confidentiality of such non-public information, including by, at Buyer’s request, reasonably cooperating with Buyer to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such non-public information (at Buyer’s sole cost and expense). Notwithstanding the foregoing, non-public information will not include information that (A) is or becomes available to the public after Closing other than as a result of a disclosure by Sellers or their Affiliates or representatives in breach of this Section 6.16 or (B) becomes available to Sellers or their Affiliates or representatives after Closing from a source other than Buyer or its Affiliates or representatives if the source of such information is not known (after reasonable inquiry) by Sellers or their respective Affiliates to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Buyer or its Affiliates with respect to such information. Notwithstanding the foregoing, with respect to all non-public information relating to the Business that is a trade secret, the confidentiality obligations in this Section 6.16 will continue in full force and effect for as long as such confidential information remains a trade secret under applicable Law.

(iii)From and after Closing until the date that is five years after Closing, Buyer will, and will cause its Affiliates and representatives to, keep confidential and not use any and all non-public information that was furnished to or obtained by Buyer and its Affiliates or representatives by Sellers or any of their Affiliates in connection with the Transactions before the Effective Date (other than information relating to the Business or included among the Purchased Assets); provided, however, that Buyer will not be liable hereunder with respect to any disclosure to the extent such disclosure is required by any applicable Law or Order, including applicable rules of any securities exchange. In the event that Buyer or any of its Affiliates or representatives are required by any applicable Law or Order to disclose any such non-public information, Buyer will (i) to the extent practicable and permissible by such applicable Law or Order, provide Sellers with prompt written notice of such requirement, (ii) disclose only that information that Buyer determines (with the advice of counsel) is required by such applicable Law or Order to be disclosed, and (iii) use commercially reasonable efforts to preserve the confidentiality of such non-public information, including by, at Sellers’ request, reasonably cooperating with Sellers to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such non-public information (at Sellers’ sole cost and expense). Notwithstanding the foregoing, such non-public information will not include information that (A) is or becomes available to the public after Closing other than as a result of a disclosure by Buyer or its Affiliates or representatives in breach of this Section 6.16, (B) was in the possession of Buyer or its Affiliates or representatives prior to its being furnished thereto in connection with this Agreement, as shown by reasonable documentary evidence, (C) becomes available to Buyer or its Affiliates or representatives from a source other than Sellers or their Affiliates or representatives if the source of such information is not known (after reasonably inquiry) by Buyer or its Affiliates or representatives to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Sellers or their Affiliates with respect to such information, or (D) is independently developed by Buyer or its Affiliates without breach of this Section 6.16, as shown by reasonable documentary evidence. Notwithstanding the foregoing, with respect to all such non-public information to the extent relating to Sellers or any of their respective Affiliates that is a trade secret, the confidentiality obligations in this Section 6.16 will continue in full force and effect for as long as such confidential information remains a trade secret under applicable Law.
(iv)From and after the Closing, at Buyer’s request, Sellers shall use commercially reasonable efforts (and will cause their respective Affiliates to use commercially reasonable efforts) to enforce, at Buyer’s sole cost and expense, or assign to Buyer such rights to enable Buyer to enforce, any confidentiality and non-use provisions relating to confidential information regarding the Business, the Purchased Assets or the Assumed Liabilities in any non-disclosure, confidentiality or similar contracts between Sellers or any of their Affiliates, on the one hand, and any other Person.
1.qLicense to Shared IP. Effective as of Closing, Sellers and their respective Affiliates hereby grant Buyer and its Affiliates a fully paid-up, royalty-free, irrevocable, perpetual, sublicensable (through multiple tiers), assignable, worldwide, non-exclusive right and license under the Shared IP to use, practice, or otherwise exploit the Shared IP in connection with any products or services, or the operation or conduct, of the Business (and any extensions or expansions of any of the foregoing), including, but not limited to, the right and license (exercisable directly or indirectly (through one or more sublicensees, intermediaries, or other Persons)), to: (a) use, practice or otherwise exploit any Shared IP to make, have made, use, offer for sale, sell, import, and otherwise commercialize any products or services and to practice any methods or processes, in each case, of or in connection with the operation or conduct of the Business; (b) mark, brand, label, package, advertise, promote, market, offer for sale, sell, distribute, and otherwise commercialize any products or services of the Business under or in connection with any Shared IP; (c) use, disclose, reproduce, distribute, perform, display, transmit, create derivative works based on, commercialize, and otherwise exploit any Shared IP, in each case, in connection with any products or services, or the operation or conduct, of the Business; and (d) use, practice, or otherwise exploit any Shared IP alone or in combination with any of Buyer’s or its Affiliates’ Intellectual Property (including any Intellectual Property in which Buyer or any of its Affiliates hold any license or sublicense rights granted by any other Persons) in connection with each of cases (a)-(c) hereof, or otherwise in connection with any products or services, or the operation or conduct, of the Business.
1.rGift Cards. WWW will reimburse on a monthly basis Buyer for any sales made against gift cards issued by WWW or its Affiliates in respect of the Business prior to Closing.

1.sInternational Trade Matters. After the Closing and subject to U.S. Customs and Border Protection approval, Buyer will be registered as a zone user in Sellers’ foreign trade zone in which certain of the Purchased Assets constituting products and merchandise are located (“FTZ”).  Sellers will remain the zone operator.  Buyer shall be registered as zone user until all such products and merchandise that have been directed for shipment to the FTZ have been delivered to Buyer’s custody.  Any liability arising from the FTZ operations will be a liability of Sellers and regarded as an Excluded Liability hereunder, and Sellers shall maintain any required FTZ bonds.  Sellers shall have all responsibility for entering such goods as importer of record for consumption into the United States.  Sellers shall make goods available for pick up by Buyer with all Customs duties and fees already paid in accordance with and as described in the TSA. Further, Sellers agree that if any Purchased Assets constituting products and merchandise are detained or seized by Customs and Border Protection or other Governmental Body within six months of Closing or that were manufactured in whole or part prior to Closing, Sellers shall promptly cooperate with Buyer in responding to the Action and shall produce any supply chain documentation in their possession or under their control required in order to release such products or merchandise. Sellers shall further be responsible for assisting in import and export compliance obligations relating to the Business and responding to inquiries from any Governmental Body in relation to the operation of the Business under the TSA during the term of the TSA.
1.tSell-Off. Buyer and Sellers acknowledge and agree that the Wolverine World Wide, Inc. Distribution Agreement (Keds Footwear), effective as of October 1, 2020, by and between WWW and Deichmann SE (the “Deichmann Distribution Agreement”) will be an Excluded Asset (and Sellers’ obligations and liabilities thereunder will be Excluded Liabilities). Buyer agrees to allow Sellers and Deichmann SE up to 180 days following the Closing Date to liquidate any existing Keds inventory.
7.MISCELLANEOUS.
1.aNotices. All notices, requests, demands and other communications required or permitted to be given pursuant to this Agreement must be in writing and will be deemed to have been duly given: (a) on the day of delivery, if delivered by hand; (b) on the day of delivery, if sent by electronic mail (with confirmation of receipt) at or prior to 5:00 p.m. Eastern time on a Business Day; (c) on the first Business Day following delivery, if sent by electronic mail on a day that is not a Business Day or after 5:00 p.m. Eastern Time on a Business Day; (d) on the first Business Day following deposit with a nationally recognized overnight delivery service; or (e) upon the earlier of actual receipt and the third Business Day following mailing by registered or certified mail, postage prepaid, return receipt requested:

If to Buyer:	If to Sellers:

Vincent Camuto LLC	Wolverine World Wide, Inc.
Attn: Jared Poff, Executive Vice President	Attn: Chip Coe, Senior Vice President, Mergers &
810 DSW Dr.	Acquisitions; and
Columbus, OH 43219	James D. Zwiers, Executive Vice President,
President of Global Operations Group
9341 Courtland Drive NE
Rockford, Michigan 49351
With a Copy (which will not be considered
notice) to:

Vincent Camuto LLC	With a Copy (which will not be considered
Michelle Krall, Senior Vice President, Secretary 810 DSW Dr.	notice) to:
Columbus, OH 43219
Wolverine World Wide, Inc.
Attn: Jennifer J. Miller
and	VP & Associate General Counsel
Thompson Hine LLP	9341 Courtland Drive NE
Attn: Stuart Welburn and Branwen Buckley	Rockford, Michigan 49351
335 Madison Avenue, 12th Floor	Telephone: (616) 863-4211
New York, New York 10017
Telephone: (212) 908-3914; (212) 908-3949
and

Honigman LLP
Attn: Tracy T. Larsen and Jordan K. Schwartz
300 Ottawa Avenue NW, Suite 400
Grand Rapids, Michigan 49503
Telephone: (616) 649-1950; (616) 649-1960

A party may change its physical or electronic address or telephone number by prior written notice to the other parties provided in accordance with this Section 7.1.
1.bEntire Agreement. This Agreement and other Transaction Documents contain the entire agreement and understanding among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents or the Exhibits and Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.
1.cGoverning Law; Jurisdiction. This Agreement will be governed by the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including matters of validity, construction, effect, performance and remedies. The parties hereby submit to the exclusive jurisdiction of the state or federal courts located in Wilmington, Delaware in respect of any legal proceeding related to or arising out of this Agreement, the Transaction Documents or the Transactions, including any legal proceeding involving the interpretation or enforcement of the provisions of this Agreement or the Transaction Documents, and the parties hereby waive, and agree not to assert, any defense in any such legal proceeding that such party is not subject thereto or that such legal proceeding may not be brought or is not maintainable in such courts or that this Agreement or the Transaction Documents may not be enforced in or by such courts or that their property is exempt or immune from execution, that such suit, action or proceeding is brought in an inconvenient forum, or that the venue of such suit, action or proceeding is improper. The parties agree not to bring any proceeding related to or arising out of this Agreement or the Transaction Documents in any court other than the state or federal courts located in Wilmington, Delaware.
1.dWAIVER OF TRIAL BY JURY. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.
1.eSpecific Performance. Each party acknowledges and agrees that the other party or parties (as applicable) may be damaged irreparably in the event the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that the other party or parties will be entitled to seek an injunction or injunctions to specifically enforce this Agreement without the necessity of posting a bond or proving the insufficiency of a remedy at law to prevent a breach or threatened breach of this Agreement, in addition to any other remedy to which they may be entitled at law or in equity.
1.fAssignment. This Agreement will be binding upon and inure to the benefit of the parties and their respective successors and assigns. Except as otherwise provided in this Agreement, neither party will assign its rights, interests or obligations hereunder without the prior written consent of the other party or parties (not to be unreasonably withheld) and any such purported assignment will be void and of no effect; provided, that, without the prior written consent of Sellers, Buyer may assign any of its rights and obligations under this Agreement to any of its Affiliates as contemplated in Section 1.7. No assignment will relieve the assigning party of any of its obligations hereunder.
1.gCounterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but which together will constitute one instrument.
1.hSeverability. If a provision of this Agreement is determined to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability will not affect the other provisions of this Agreement, which will remain valid, operative and enforceable. Upon a determination that a provision is illegal, invalid or unenforceable, the parties will negotiate in good faith to modify this Agreement so as to achieve the original intent of the parties as closely as possible with respect to the illegal, invalid or unenforceable provisions.
1.iWaiver and Amendments. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions of this Agreement may be waived, only by a written instrument signed by Buyer, on the one hand, and WWW, on the other hand, or, in the case of a waiver, by the party or parties waiving compliance. No failure to exercise or delay in exercising any right, power or remedy hereunder will operate as a waiver thereof; nor will any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
1.jConstruction. Each party has participated in the negotiation and drafting of this Agreement. In the event of a claimed ambiguity or if a question of intent or interpretation arises under this Agreement, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement. As used in this Agreement, (a) the words “including,” “includes” or similar words will be deemed to include “without limitation,” unless the context expressly indicates otherwise and (b) references to “WWW” with respect to the taking of action or refraining from action by WWW under this Agreement, including the delivery of documents and notices, the making or receipt of payments, and making agreements or affirmations, in each case, in accordance with the terms of this Agreement, will be deemed to be preceded by the phrase “on behalf of itself and the other Sellers” unless context indicates otherwise.
1.kNo Third-Party Beneficiaries. Other than as contemplated in Section 5.2 and Section 5.3, this Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein, expressed or implied, will give or be construed to give any other Person any legal or equitable rights hereunder.
1.lExpenses. Except as otherwise expressly provided herein, each party will pay its own respective fees, costs and expenses (including fees, costs and expenses of legal counsel, brokers and other representatives and consultants) incurred in connection with the negotiation and execution of this Agreement and the consummation of the Transactions. Notwithstanding the foregoing, Sellers and Buyer will be responsible for 50% of the premium, fees and other costs of the R&W Insurance Policy, excluding a $35,000 premium for enhanced coverage (if Buyer elects to purchase same) for which Buyer will be 100% responsible.
(Signature page follows)

IN WITNESS WHEREOF, the parties have caused this Asset Purchase Agreement to be duly executed as of the date and year first written above.

DBI BRANDS MANAGEMENT LLC

By:	/s/
Name:	Jared Poff
Title:	Executive Vice President

VINCENT CAMUTO LLC

By:	/s/
Name:	Jared Poff
Title:	Executive Vice President

WOLVERINE WORLD WIDE, INC.

By:	/s/
Name:
Title:

KEDS, LLC
By: Saucony Inc., Its Sole Member

By:	/s/
Name:
Title:

SR HOLDINGS, LLC
By: Saucony Inc., Its Sole Member

By:	/s/
Name:
Title:

Signature Page to Asset Purchase Agreement

WOLVERINE OUTDOORS, INC.

By:	/s/
Name:
Title:

WOLVERINE DISTRIBUTION, INC.

By:	/s/
Name:
Title:
Signature Page to Asset Purchase Agreement

Exhibit A
DEFINITIONS
For purposes of this Agreement, the following terms have the meanings set forth below:
“Action” means any claim, complaint, charge, cause of action, demand, litigation, action, examination, hearing, suit, inquiry, audit, notice of violation, citation, summons, subpoena, arbitration, mediation, investigation or proceeding (including any civil, criminal, administrative, or appellate proceeding) in any jurisdiction, foreign or domestic, by or before any Governmental Body.
“Accounting Principles” means the accounting principles, practices, policies and methodologies set forth on Schedule A-1 hereto.
“Accounts Payable” means all accounts and notes payable of Sellers and their respective Affiliates with respect to the Inventory.
“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. “Control” (including “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract or credit arrangement, as trustee or executor, or otherwise. Without limiting the generality of the previous sentence, any Person owning fifty percent (50%) or more of the voting securities of another Person will be deemed to control that Person.
“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.
“Alternative Arrangements” has the meaning set forth in Section 5.4(f).
“Anti-Bribery Laws” has the meaning set forth in Section 3.16.
“Asset Tax” has the meaning set forth in Section 6.6(b)(iii).
“Assigned Contracts” means those Contracts listed or identified on Schedule A-2, as the same may be modified by the parties.
“Assigned IP” means any and all Intellectual Property (including, without limitation, any and all Registered IP, Unregistered IP, and Licensed IP) that (i) is owned, purported to be owned, licensed, used, or held for use by a Seller or any of its Affiliates and (ii) is used or held for use exclusively in, or otherwise relates exclusively to, the Business; excluding, however, any Shared IP.
“Assignment and Assumption Agreement” has the meaning set forth in Section 2.2(a).
“Assumed Liabilities” has the meaning set forth in Section 1.3.
“Basket” has the meaning set forth in Section 5.4(a).
“Bill of Sale” has the meaning set forth in Section 2.2(b).
“Business” has the meaning set forth in the recitals of this Agreement.
“Business Day” means a day that is not a Saturday, Sunday or other day on which the banks are required or authorized by Law to be closed in the State of New York.
“Business Employee” has the meaning set forth in Section 3.12(a).
Signature Page to Asset Purchase Agreement

“Business Material Adverse Effect” means any event, circumstance, change, effect or condition that, individually or in the aggregate (a) is, or is reasonably expected to be, materially adverse to the financial condition or results of operations of the Business taken as a whole; provided, however, that none of the following changes will constitute or will be considered in determining whether there has occurred, and no event, circumstance, change, effect or condition resulting from or arising out of any of the following will constitute, a Business Material Adverse Effect: (i) the announcement of the execution of this Agreement or another Transaction Document or the intended consummation of the Transactions pursuant to the terms of this Agreement (including any threatened or actual impact on any relationship with any customer, vendor, supplier, distributor, landlord or employee of the Business); (ii) the failure of the Business to meet any estimate of revenues, earnings or other financial projections, performance measures or operating statistics (provided that the facts and circumstances underlying any such failure may be considered in determining whether there has occurred a Business Material Adverse Effect); (iii) any condition or change in economic conditions generally affecting the economy or the industries in which the Business operates; (iv) natural or manmade disaster or other acts of God, or any national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency, war or the occurrence of any military or terrorist attack on the United States or any of its territories, possessions, offices or military installations; (v) any condition affecting financial, banking or securities markets (including any disruption thereof, any decline in the price of any security or market index and any change in interest rates, commodity prices or foreign exchange rates); (vi) any change in any Law, Orders or GAAP; (vii) supply chain disruptions and public outbreak of disease or virus (including coronavirus) or other public health conditions, pandemics or emergencies; and (viii) the taking of any action required or expressly permitted by this Agreement or the other Transaction Documents, including the completion of the Transactions in accordance with the terms hereof, except, with respect to a matter described in any of the foregoing clauses (a)(iii)-(vi) of this definition, to the extent such matter has a disproportionate adverse effect on the Business taken as a whole relative to other comparable businesses operating in the same industries; or (b) prevents a Seller from consummating, or materially impairs or delays the ability of a Seller to consummate, the Transactions.
“Business Obligations” has the meaning set forth in Section 3 of Exhibit D.
“Buyer” has the meaning set forth in the introductory paragraph of this Agreement.
“Buyer Designated Transferee” has the meaning set forth in Section 1.7.
“Buyer Indemnified Parties” has the meaning set forth in Section 5.2.
“Cap” has the meaning set forth in Section 5.4(a).
    “Cash Purchase Price” has the meaning set forth in Section 1.5.
“Champion License” means that certain Trademark License Agreement, dated June 28, 2022, by and between HBI Branded Apparel Enterprises, LLC (“HBIBAE”) and Keds, LLC.
“Closing” has the meaning set forth in Section 2.1(c).
“Closing Date” has the meaning set forth in Section 2.1(c).
“Closing Statement” has the meaning set forth in Section 1.6(a).
“Code” has the meaning set forth in Section 6.6(e).
“Continuing Employees” has the meaning set forth in Section 6.5(a).
“Contract” means any note, bond, mortgage, indenture, guarantee, license, franchise, permit, lease, deed, agreement, understanding, arrangement, contract, commitment, letter of intent, assignment, or other instrument or obligation, and any amendments thereto, whether written or oral.

“Copyright Assignment” means that certain assignment agreement (in the form attached hereto as Exhibit E) to be entered into at Closing, and which pertains to the assignment of Copyrights and other Intellectual Property included in the Assigned IP.
“Customs” has the meaning set forth in Section 3.15.
“Data Protection Laws” has the meaning set forth in Section 3.17(a).
“Delayed Offer Employees” has the meaning set forth in Section 6.5(a).
“Delayed Transfer Time” has the meaning set forth in Section 6.5(a).
“Domain Name Assignment” means that certain assignment agreement (in the form attached hereto as Exhibit F) to be entered into at Closing, and which pertains to the assignment of certain Internet Properties and other Intellectual Property included in the Assigned IP.
“E-Comm Business” has the meaning set forth in the recitals of this Agreement.
“Effective Time” has the meaning given to in Section 2.1.
“Employee Benefit Plan” means any “employee benefit plan” (as defined in ERISA § 3(3)) and each other benefit or compensation plan, program, policy, agreement or arrangement, whether or not covered by ERISA, that is maintained, sponsored, contributed to, or required to be contributed to, by a Seller with respect to the Business or with respect to which the Business has any liability, actual or contingent.
“Enforceability Exceptions” has the meaning set forth in Section 3.2.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“Estimated Cash Purchase Price” has the meaning set forth in Section 1.5.
“Estimated Closing Statement” has the meaning set forth in Section 1.5.
“Excluded Assets” means any asset of a Seller or an Affiliate other than the Purchased Assets, including those assets set forth on Schedule A-3.
“Excluded Liabilities” means any liability of a Seller or an Affiliate other than the Purchased Assets, including those assets set forth on Schedule A-4.
“Express Representations” has the meaning set forth in Section 3.22.
“Financial Statements” has the meaning set forth in Section 3.4(a).
“Fraud” means actual intentional common law fraud, as determined under Delaware law, in the making of the representations and warranties contained in this Agreement.
“Fundamental Representations” means the representations and warranties set forth in the following Sections 3.1 (Organization and Power), 3.2 (Authorization), 3.9 (Title; Liens), the last two sentences of Section 3.11(a) and the last sentence of 3.11(c) (Intellectual Property), and 3.21 (Brokers)
“GAAP” means United States generally accepted accounting principles from time to time, but not later than the date of this Agreement.
“Governmental Body” means any government, agency, governmental department, commission, board, bureau, court, arbitration panel or instrumentality of the United States of America or any foreign government or any state, municipality or other political subdivision in or of any of the foregoing (whether now or hereafter constituted and/or existing) and any court, agency, instrumentality, regulatory commission or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
“GST/HST/QST” has the meaning set forth in Section 6.6(a).
“Inactive Offer Employee” has the meaning set forth in Section 6.5(d).
“Indemnified Party” has the meaning set forth in Section 5.5(a).
“Indemnifying Party” has the meaning set forth in Section 5.5(a).
“Indirect Manufacturers” has the meaning set forth in Section 3.12(d).
“Initial Offer Employees” has the meaning set forth in Section 6.5(a).
“Initial Transfer Time” has the meaning set forth in Section 6.5(a).
“Intellectual Property” means: (a) all patents, utility patents, design patents, industrial designs, utility models, inventions (whether patentable or unpatentable and whether or not reduced to practice), all applications therefor (whether provisional, non-provisional, or otherwise), all divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, renewals, and registrations thereof, all rights to claim priority to any of the foregoing, and all other Governmental Body-issued indicia of invention ownership (including statutory invention registrations, certificates of invention, and petty patents) (“Patents”); (b) all trademarks, service marks, brands, certification marks, collective marks, designs, logos, devices, taglines, slogans, trade dress, trade names, trade styles, business names, fictitious business names, and other similar indicia of source or origin, together with all of the goodwill associated with the use of and symbolized by any of the foregoing, and all registrations, applications for registration, and renewals of or for any of the foregoing (“Trademarks”); (c) all copyrights, works of authorship (including any and all Software as works of authorship), and expressions, whether published or unpublished, and whether or not copyrightable, including all compilations, collective works and derivative works of any of the foregoing, all mask works of any of the foregoing, all moral and economic rights in any of the foregoing, and all registrations, applications for registration, renewals, and extensions of any of the foregoing (“Copyrights”); (d) all domain names, web addresses, uniform resource locators (URLs), Internet Protocol addresses, websites, web pages, social media sites, social media pages, social media accounts and user names (including “handles”), all content and data associated with any of the foregoing, and all other names, identifiers, and locators associated with any of the foregoing, and all registrations, applications for registration, and renewals of, any of the foregoing (“Internet Properties”); (e) all trade secrets, know-how, formulae, compositions, materials, algorithms, code, program, ideas, inventions (whether or not patentable), invention disclosures, designs, discoveries, improvements, enhancements, technology, specifications, reports, quality records, technical information, business data (including customer lists, vendor lists, supplier lists, manufacturing data, financial data, marketing data, customer data, pricing and cost information, and business and marketing plans and proposals), data, databases, data compilations and collections, patterns, drawings, blueprints, tools, instruments, devices, methods, processes, procedures, techniques, confidential information, proprietary information, and all other information and things that would constitute a “trade secret” under applicable Law (“Trade Secrets”); (f) all software, computer programs, operating systems, applications, firmware, code, source code, object code, application programming interfaces, software development kits, data files, databases, database management systems, computerized databases, architecture, protocols, files, records, schematics, and other related specifications and documentation (“Software”); (g) all copies, models, molds, lasts, forms, patterns, dies, casts, copy lathes, prototypes, samples, and tangible embodiments of any of the foregoing (in whatever form or medium); (h) all other intellectual or industrial property and proprietary rights; (i) all rights to sue, recover damages, or otherwise claim for past, present, or future infringement or unauthorized use or disclosure, or breach of any of the assets, properties, or rights described above, and (j) any and all rights, titles, and interests in, arising out of, or associated with any of the foregoing in any jurisdiction throughout the world.

“Intellectual Property Assignment” means that certain assignment agreement (in the form attached hereto as Exhibit G) to be entered into at Closing, and which pertains to the assignment of Intellectual Property included in the Assigned IP.
“Interim Period Benefit” has the meaning set forth in Section 2.1.
“Inventory” means all inventories of finished goods sold in the Business that are owned by Sellers or any of their respective Affiliates as of the Effective Time, wherever located.
“IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, assignments, and other Contracts, whether written or oral, relating to any Intellectual Property, including any Licensed IP, to which a Seller or any of its Affiliates is a party, beneficiary, or otherwise bound.
“IP Buyer” has the meaning set forth in the introductory paragraph of this Agreement.
“Knowledge” or other similar knowledge qualification means the actual knowledge, after due inquiry, of James Zwiers, Chip Coe and Jennifer Lynch.
“Law” means any United States federal, state or local or applicable foreign law, statute, standard, ordinance, code, rule, regulation, decree, resolution or promulgation, or any governmental Order, or any license, franchise, permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.
“Licensed IP” means any and all Intellectual Property (including, without limitation, any and all Registered IP and Unregistered IP) under which Seller or any of its Affiliates either (a) has granted any license or sublicense rights to any other Persons or (b) holds any license or sublicense rights granted by any other Persons.
“Lien” means any lien (statutory or otherwise), claim, charge, equitable interest, license, option, mortgage, security interest, pledge, encumbrance, easement, covenant, right of first refusal or similar restrictions; provided, however, that “Lien” does not include any Permitted Lien.
“Losses” means losses, liabilities, damages, deficiencies, Actions, judgments, interest, awards, assessments, fines, penalties, Taxes, fees, costs (including reasonable costs of investigation, defense and enforcement of this Agreement), expenses of whatever kind, in each case, including reasonable attorneys’ and experts fees and expenses and the costs of enforcing any right to indemnification hereunder; provided, however, that Losses will not include punitive or exemplary damages except to the extent to be finally determined by a court of competent jurisdiction to be owed to an unaffiliated third Person.
“Manufacturer” has the meaning set forth in Section 3.6(a).
“Material Contracts” has the meaning set forth in Section 3.6(b).
“Material Customers” has the meaning set forth in Section 3.7.
“Material Vendors” has the meaning set forth in Section 3.8.
“Net Inventory” means (a) the value of the Inventory, less (b) the amount of the Accounts Payable, in each case determined as of the Effective Time in accordance with the Accounting Principles.
“Net Inventory Adjustment Amount” means the amount, if any, by which actual Net Inventory at the Effective Time differs from the Target Amount.
“Neutral Accountant” has the meaning set forth in Section 1.6(a).
“Objection Notice” has the meaning set forth in Section 1.6(a).

“Offer Employees” has the meaning set forth in Section 6.5(a).
“Order” means any award, injunction, writ, judgment, decree, order, stipulation, ruling, subpoena, or verdict or other decision issued, promulgated, or entered by any Governmental Body of competent jurisdiction.
“Patent Assignment” means that certain assignment agreement (in the form attached hereto as Exhibit H) to be entered into at Closing, and which pertains to the assignment of Patents and other Intellectual Property included in the Assigned IP.
“Permitted Lien” means: (a) Liens for Taxes not yet due and payable or not yet delinquent or the amount or validity of which is being contested in good faith; (b) Liens which, individually or in the aggregate, are not material in character, amount or extent which do not, individually or in the aggregate, materially adversely affect, detract from or inhibit the use of the Purchased Assets or the conduct of the Business, and which did not arise in connection with any Excluded Indebtedness; (c) Liens arising by operation of Law in the ordinary course, such as mechanics’ Liens, materialmens’ Liens, carriers’ Liens, warehousemens’ Liens and similar Liens; provided, that the underlying obligations are not delinquent; (d) pledges or deposits under workers’ compensation (or similar) Laws, unemployment insurance or other types of insurance or compensation plans; (e) pledges or deposits that secure the performance of tenders, statutory obligations, bonds, bids, leases, Contracts and similar obligations; (f) restrictions that are reasonably apparent on the face of any Scheduled IP Agreement that is actually scheduled by Sellers; and (g) Liens to be discharged at Closing.
“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, trust, corporation, limited liability company, entity or governmental entity (whether foreign, federal, state, county, city or otherwise and including any instrumentality, division, agency or department thereof).
“Personal Data” means: (a) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, financial account information or customer or account number, biometric identifiers or any other piece of information that alone or in combination with other information directly or indirectly collected, held or otherwise managed by or for a Seller allows the identification of or contact with a natural person, household, or device; (b) any other information defined as “personal data,” “personally identifiable information,” “nonpublic personal information,” “individually identifiable health information,” “protected health information” or “personal information” under any Law; and (c) any information associated, directly or indirectly (by, for example, records linked via unique keys), to any of the foregoing.
“Platform Agreements” has the meaning set forth in Section 3.11(g).
“Pre-Closing Tax Period” has the meaning set forth in Section 6.6(a).
“Pre-Closing Tax Return” has the meaning set forth in Section 6.6(b)(i).
“Post-Closing Tax Period” has the meaning set forth in Section 6.6(a).
“Purchased Assets” means the following assets:
(a)    Inventory;
(b)    the Assigned IP together with all goodwill associated therewith;
(c)    rights under Assigned Contracts, to the extent assignable;
(d)    the Business Rights, if any;

(e)    the tangible personal property identified on Schedule A-5;
(f)    to the extent in a Seller’s or an Affiliate’s possession or reasonable control, (i) sole ownership of the files, documents, books and records, lists, reports, files, work papers, work product, correspondence, financial, purchasing, market and credit information, drawings, patterns, product information, including product development data, slogans, and Contract documents, manuals, sales, any customer, licensee, licensor, distributor and vendor lists, data and any related databases, marketing and promotional information and displays, literature and studies, audits, investigations, inspections, quality control data, and other materials, performance marketing results, costing information, purchase order information, lifetime interaction information, purchasing history, lifetime value of customer, brand engagement history, for the E-Comm Business, daily sales of units, dollar sales, markdowns, and similar information for each sku, documents and data in any form or medium (whether in hard copy or computer, digital, mobile or other electronic format) (“Books and Records”) that are exclusively related to, exclusively used and exclusively held for use in connection with the Business (and sole ownership of with the exclusive right to use same after the Closing Date, subject to the below), and (ii) co-ownership of the Books and Records solely to the extent related to, used or held for use in connection with, the Business (but not exclusively so) or required for the operation of the Business (it being understood that any portion of the Books and Records not related to the Business may be redacted and with each party having the right to use and permit others to use same after Closing without the consent of or an accounting to the other party), except, in each case, (A) personnel records, health related files or any records that are prohibited from being transferred to Buyer under any data privacy Laws, (B) to the extent exclusively relating to Excluded Assets or Excluded Liabilities and (C) Sellers and their Affiliates may retain copies of and use such Books and Records in clause (i) for purposes of financial reporting and accounting matters, preparing financial statements, preparing and filing any Tax Returns, prosecuting any claims for refund, defending any Tax claims or assessment, preparing securities Law or exchange filings, prosecuting, defending or settling any litigation or insurance claim, performing this Agreement and the Transactions;
(g)    all rights, claims, credits, causes of action or rights of set-off against third-parties to the extent relating to the Purchased Assets, whether known or unknown, liquidated or unliquidated, fixed or contingent, and all rights under or pursuant to all warranties, representations and guarantees to the extent relating to the Purchased Assets made by suppliers, manufacturers, contractors and other third-parties in connection with products or services to the extent purchased by or furnished to Sellers for use in the Business;
(h)    all rights, causes of action, judgments, claims, reimbursements, and demands under manufacturers’, suppliers’, contractors’, licensors’ and vendors’ warranties related exclusively to the Purchased Assets;
(i)    effective as of the Transfer Time and insofar as they relate to the Continuing Employees, copies of the personnel files and other employment related records of such Continuing Employees;
(j)    all deposits, rebates or allowances from customers, suppliers, distributors or other business relations, related exclusively to the Purchased Assets and with respect to periods following Closing; and
(k)    all of Sellers’ goodwill with respect to the Business as a going concern.
Notwithstanding the foregoing, the Purchased Assets do not include any Excluded Assets.
“Registered IP” means any and all Intellectual Property that is subject to any issuance, registration, or application by or with any Governmental Body or authorized private registrar in any jurisdiction in the world, including, without limitation, issued Patents, registered Trademarks, registered Internet Properties, and registered Copyrights, and pending applications for any of the foregoing; provided, however, that for purposes of Section 3.11, “Registered IP” shall exclude Intellectual Property listed on Schedule A-6.

“R&W Insurance Binder” means the agreement, dated as of the date of this Agreement, by and between Buyer and ASQ Underwriting, pursuant to which the R&W Insurance Policy is bound.
“R&W Insurance Policy” means the buyer-side representations and warranties insurance policy to be obtained by Buyer in connection with the Transactions.
“Sanctioned Region” means any country or region that is, or has been in the last five (5) years, the subject or target of a comprehensive embargo under Sanctions and Export Control Laws (including Cuba, Iran, North Korea, Sudan, Syria and the Crimea, Donetsk and Luhansk regions of Ukraine).
“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including but not limited to OFAC’s Specially Designated Nationals and Blocked Persons List, the EU Consolidated List and HM Treasury’s Consolidated List of Persons Subject to Financial Sanctions; (ii) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i) so as to subject the Person to sanctions; (iii) any Person acting on behalf of or at the direction of any Person described in clause (i) or (ii); or (iv) any Person that is organized, resident, or located in a Sanctioned Region.
“Scheduled IP Agreements” has the meaning set forth in Section 3.11(b).
“Seller(s)” has the meaning set forth in the introductory paragraph of this Agreement.
“Seller Indemnified Parties” has the meaning set forth in Section 5.3.
“Seller Tax” means (i) any Taxes of any Seller or any of its Affiliates (or any member, shareholder, or owner of any Seller or any of its Affiliates), (ii) any liability of Seller for the Taxes of any Person, under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise, (iii) any Taxes that a become a liability of Buyer or any of its Affiliates under any common law doctrine of de facto merger or successor, transferee or similar liability, bulk transfer or similar liability, by contract or otherwise,1 (iv) any Taxes imposed with respect to, arising out of or relating to the Purchased Assets and/or Business with respect to any Pre-Closing Tax Period, (v) any Transfer Taxes for which Sellers are responsible pursuant to Section 6.6(d), or (vi) Taxes attributable to the Excluded Assets or the Excluded Liabilities.
“Shared Contracts” has the meaning set forth in Section 3.6(b).
“Shared IP” means any and all Intellectual Property (including, without limitation, any and all Registered IP, Unregistered IP, and Licensed IP) that, in each case, (i) is owned, purported to be owned, licensed, used, or held for use by a Seller or any of its Affiliates and (ii) is not used or held for use exclusively in, or otherwise does not relate exclusively to, the Business, but which is used or held for use in the Business.
“Straddle Period” has the meaning set forth in Section 6.6(a).
“Straddle Period Tax Return” has the meaning set forth in Section 6.6(b)(ii).
“Target Amount” means $26,860,415.
“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, profits, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, employment, license, unclaimed property or escheatment, employee or other withholding, foreign or domestic withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing (whether disputed or not).
“Tax Returns” means any return, report, declaration, form claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Third-Party Proceedings” has the meaning set forth in Section 5.5(a).
“Trade Laws” means all U.S. and non-U.S. laws, statutes, measures, Orders, and regulations relating to (i) economic or trade sanctions administered or enforced by the United States (including by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, and the U.S. Department of Commerce), or any other relevant Governmental Body; (ii) export, deemed export, transfer, and retransfer controls, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, and any other similar regulations issued by any other relevant Governmental Body; (iii) import and customs regulations enforced by the United States (including by U.S. Customs and Border Protection), or any other relevant Governmental Body and (iv) U.S. antiboycott requirements.
“Trademark Assignment” means that certain assignment agreement (in the form attached hereto as Exhibit I) to be entered into at Closing, and which pertains to the assignment of Trademarks and other Intellectual Property included in the Assigned IP.
“Transactions” has the meaning set forth in the recitals of this Agreement.
“Transaction Documents” means this Agreement, the Confidentiality Agreement, the TSA, the Patent Assignment, Trademark Assignment, the Copyright Assignment, the Domain Name Assignment, the Intellectual Property Assignment, and all other agreements executed and delivered in connection herewith or therewith.
“Transfer Time” has the meaning set forth in Section 6.5(a).
“Transition Period” means the period between the Closing and the earlier of (a) the nine-month anniversary of Closing and (b) the date on which the Buyer’s independent operation of the E-Comm Business begins.
“Transition Period Asset Tax Return” has the meaning set forth in Section 6.6(b)(iii)
“TSA” means that certain agreement to be entered into at Closing whereby Buyer will receive, and WWW or an Affiliate will provide, designated transitional services on the terms set forth therein, in substantially the form attached hereto as Exhibit J.
“Unregistered IP” means any and all Intellectual Property that is not subject to any issuance, registration, or application by or with any Governmental Body or authorized private registrar in any jurisdiction in the world; provided, however, that for purposes of Section 3.11, “Unregistered IP” shall exclude Intellectual Property listed on Schedule A-6.
“WWW” has the meaning set forth in the introductory paragraph of this Agreement.

LIST OF EXHIBITS AND SCHEDULES OMITTED FROM THE PURCHASE AGREEMENT

1.Exhibits B and C.  Form ancillary documents.
2.Exhibit D.  Process to be followed by parties in evaluating and potentially assigning contracts Keds shares with other Wolverine brands.
3.Exhibits E – I.  Form IP-related ancillary documents.
4.Exhibit J.  Form Transition Services Agreement.
5.Schedule 5.2(d).  Specific line-item indemnities (there are none).
6.Schedules 6.5(a)(1) and 6.5(a)(2).  Lists of “initial offer” and “delayed offer” employees who have been or will be offered employment with Designer Brands.
7.Schedule 6.6(c).  Purchase price allocation among (i) the Sellers and (ii) the Purchased Assets.
8.Schedule A-1.  The accounting principles to be followed in preparation of the Estimated Closing Statement and the Closing Statement.
9.Schedule A-2.  List of Assigned Contracts.
10.Schedule A-3.  List of Excluded Assets.
11.Schedule A-4.  List of Excluded Liabilities.
12.Schedule A-5.  List of tangible personal property included in the Purchased Assets.
13.Schedule A-6.  List of intellectual property not included in the definitions of Registered IP or Unregistered IP.